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EXHIBIT 2

        Management's discussion and analysis of operating performance (MD&A) gives you management's perspective on performance of our businesses, the economy, and how we manage risk and capital.

Management's discussion and analysis of operating performance
page 7	How we performed
page 13	How our businesses performed
page 14	TD Canada Trust
page 18	TD Securities
page 21	TD Wealth Management
page 23	Other
page 24	The economic outlook
page 25	Managing risk
page 25	Credit risk
page 27	Market risk
page 29	Asset liability management
page 31	Liquidity risk
page 32	Operational risk
page 33	Managing capital
page 35	Supplementary information
Financial results
page 43	Consolidated financial statements
page 43	Financial reporting responsibility
page 43	Auditors' report to the shareholders
page 44	Consolidated balance sheet
page 45	Consolidated statement of operations
page 46	Consolidated statement of changes in shareholders' equity
page 47	Consolidated statement of cash flows
page 48	Notes to consolidated financial statements
page 80	Principal subsidiaries
page 82	Ten-year statistical review
page 86	Reported quarterly results

        This annual report may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TDBFG. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include but are not limited to legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TDBFG operates. These and other factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. TDBFG does not undertake to update any forward-looking statements.

How we performed

How the Bank reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and are presented on pages 43 to 79 of this annual report. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        In addition to presenting the Bank's results on a reported basis, the Bank also utilizes the "operating cash basis" to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of special items. For fiscal 2002, the only special item excluded was a gain on sale of the Bank's mutual fund record keeping and custody business. Prior year results excluded special items resulting from restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001, Newcrest in the first quarter 2001 and Canada Trust in the second quarter 2000), the effects of future tax rate reductions on future tax balances in the first and third quarter 2001, and the effect of real estate gains and general allowance increases in the first and second quarter 2001. The Bank views these restructuring costs and special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of underlying trends. In addition, the Bank also excludes non-cash charges related to goodwill and identified intangible amortization from business combinations. Excluding the non-cash amortization charges for goodwill and intangibles ensures comparable treatment between periods and treats goodwill and identified intangibles in a similar manner. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's operating cash basis results and its reported results.

Reconciliation of operating cash basis results to reported results	2002	2001	2000
	(millions of dollars)
Net interest income (TEB)	$5,522	$4,636	$3,804
Provision for credit losses	(2,925)	(620)	(480)
Other income	4,889	6,097	6,400
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	(6,754)	(6,925)	(6,307)

Income before provision for income taxes and non-controlling interest in subsidiaries	732	3,188	3,417
Provision for income taxes (TEB)	(172)	(981)	(1,322)
Non-controlling interest in net income of subsidiaries	(34)	(49)	(77)

Net income — operating cash basis	$526	$2,158	$2,018
Preferred dividends	(84)	(83)	(56)

Net income applicable to common shares — operating cash basis	$442	$2,075	$1,962
Special increase in general provision, net of income taxes	—	(208)	—
Gain on sale of mutual fund record keeping and custody business, net of income taxes	32	—	—
Gains on sale of investment real estate, net of income taxes	—	275	—
Restructuring costs, net of income taxes	—	(138)	(271)
Income tax expense from income tax rate changes	—	(75)	—

Net income applicable to common shares — cash basis	474	1,929	1,691
Non-cash goodwill amortization, net of income taxes	—	(189)	(133)
Non-cash intangible amortization, net of income taxes	(634)	(440)	(589)

Net income (loss) applicable to common shares — reported basis	$(160)	$1,300	$969

(dollars)
Basic net income per common share — operating cash basis	$.69	$3.31	$3.16
Diluted net income per common share — operating cash basis	.68	3.27	3.12
Basic net income (loss) per common share — reported basis	(.25)	2.07	1.56
Diluted net income (loss) per common share — reported basis	(.25)	2.05	1.53

        Certain comparative amounts have been reclassified to conform with current year presentation.

Net income

        In its simplest terms, net income is the "bottom line" — revenues less expenses, loan losses and income taxes.

        In 2002, operating cash basis net income was $526 million, compared with $2,158 million in 2001 and $2,018 million in 2000. On an operating cash basis, basic earnings per share was $.69 in 2002 compared with $3.31 in 2001 and $3.16 in 2000. Diluted earnings per share on an operating cash basis was $.68 in 2002 compared with $3.27 in 2001 and $3.12 in 2000. Operating cash basis return on total common equity was 3.6% in 2002 compared with 18% in each of 2001 and 2000.

        Reported net loss applicable to common shares was $160 million in 2002, compared with reported net income applicable to common shares of $1,300 million in 2001 and $969 million in 2000. Reported basic loss per share was $.25 in 2002 compared with reported basic earnings per share of $2.07 in 2001 and $1.56 in 2000. Reported diluted loss per share was $.25 in 2002 compared with reported diluted earnings per share of $2.05 in 2001 and $1.53 in 2000. Reported return on total common equity was (1.3)% in 2002 compared with 11.3% in 2001 and 8.9% in 2000.

        Our total economic loss was $921 million in 2002 compared with total economic profit of $685 million in 2001 and $639 million in 2000. Beginning in fiscal 2000 we have utilized economic profit as a tool to measure shareholder value creation. Economic profit is our operating cash basis net income applicable to common shares after providing a charge for economic capital. For 2002, the rates applied for each of our businesses were 10% for TD Canada Trust, 12% for TD Securities and 14% for the discount brokerage business and 10% for the wealth management business within TD Wealth Management. For years prior to 2002, the rates applied for each of our businesses were 11% for TD Canada Trust, 13% for TD Securities, 15% for the discount brokerage business and 11% for the wealth management business within TD Wealth Management. The economic capital for each business includes a portion required for goodwill and net intangible assets, so that all of our common equity is allocated to our business segments.

Net interest income (TEB)

        We calculate net interest income by adding the interest and dividends we earn from loans and securities, and subtracting the interest we pay on deposits and other liabilities.

        Net interest income is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. This allows us to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with other institutions.

        See supplementary information page 35 and 36, tables 2, 3 and 4

        Net interest income (TEB) was $5,522 million in 2002, a year-over-year increase of $886 million or 19%. Net interest income reported by TD Securities increased by $610 million as compared with the prior year, primarily related to the $605 million increase in interest income from trading securities. Net interest income at TD Canada Trust increased by $107 million as compared with the prior year. The increase at TD Canada Trust was attributable to personal loan volumes, excluding securitizations, which increased by $5 billion, and the net interest margin improvement of four basis points to 3.42%.

        Net interest income (TEB) was $4,636 million in 2001, a year-over-year increase of $832 million or 22%. The increase in net interest income was a result of a $3 billion increase in TD Canada Trust's personal loan volumes, excluding securitizations, and the full year impact of Canada Trust, compared with only nine months in fiscal 2000. In addition, an increased level of interest income from trading activity at TD Securities generated an increase in total net interest income.

Other income

        Other income represents all of our income other than net interest income. Sources of other income include revenues from trading activities, brokerage fees, mutual fund management fees, service fees, income from securitized loans and other revenue.

        See supplementary information pages 36 and 37, tables 5 and 6

        Other income was $4,889 million in 2002, a decrease of $1,208 million or 20% from 2001, after excluding special gains from the sale of the Bank's mutual fund record keeping and custody business in 2002 and special gains from the sale of certain investment real estate assets in 2001. During the year, the Bank sold its mutual fund record keeping and custody business and recorded a pre-tax gain of $40 million. During fiscal 2001, the Bank sold certain investment real estate for a pre-tax gain on sale of $350 million, net of deferrals. The Bank has excluded these special gains in analyzing its performance as they are not recurring events. Reported other income was $4,929 million for 2002, a decrease of $1,518 million from 2001.

        Trading income reported in other income decreased by $789 million in 2002, while trading related income generated by TD Securities — which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income — was $1,353 million for the year, a decrease of $184 million or 12% as compared with 2001. This was a solid performance given the decrease in market volatility, the continued slowdown in corporate origination activity and weak credit markets experienced during 2002. The investment securities portfolio realized net gains of only $26 million in 2002. This represents a significant decrease from net investment securities gains of $216 million in 2001. The decrease is primarily attributable to weaker equity markets leading to fewer exit opportunities. Overall, the equity investment securities portfolio continued to have a surplus over its book value of $228 million compared with $370 million at the end of 2001. The decline in other income also reflects a decrease in self-directed brokerage revenues of $80 million, or 8%, compared with 2001. This decrease reflects a 15% drop in average trades per day to 98,900 from 116,000 a year ago. Income from loan securitizations decreased by $54 million, or 20%, as compared with a year ago, as a result of lower levels of securitized assets. Partially offsetting this decline in other income was a year-over-year increase in insurance revenues of $49 million or 15%. Also contributing to the overall decline in other income was a decrease in property rental income of $52 million as the Bank sold substantially all of its investment real estate in fiscal 2001.

        Reported other income was $6,447 million in 2001, an increase of $47 million, or .7%, from 2000. After excluding the special gains from the sale of certain investment real estate assets in 2001, other income was $6,097 million for the year, a decrease of $303 million or 5% from 2000. The decline in other income in 2001 reflects a significant decrease in self-directed brokerage revenues of $519 million or 34%. This decrease reflects a 38% drop in average trades per day to 116,000 in 2001 from 188,000 in 2000. In 2001, net investment securities gains decreased by $166 million or 43%. While trading income reported in other income increased by only $93 million or 8% in 2001, trading related income (including net interest income on trading securities) generated by TD Securities increased by $599 million or 64% to $1,537 million. In addition, retail banking was a strong contributor to other income in 2001. Insurance revenues reached $326 million, up $128 million or 65% from fiscal 2000. Card services, retail credit fees and service fees were up $159 million or 19%, reflecting growth in the business and a full year's results for Canada Trust as compared with only nine months in 2000.

Expenses

        Expenses include non-interest expenses, such as salaries, occupancy and equipment costs, and other operating expenses.

        See supplementary information page 37, table 7

        In 2002, total operating cash basis expenses decreased by $171 million or 2% from 2001 to $6,754 million, primarily as a result of lower incentive compensation expenses at TD Securities. TD Wealth Management also contributed to the decrease in the salaries and employee benefits, evidencing the results of its discount brokerage restructuring initiatives. For fiscal 2003, the Bank will apply the fair value method of accounting for stock options. For details see Note 23 on page 79 of the Bank's consolidated financial statements.

        Operating cash basis expenses exclude non-cash goodwill and purchase-related intangible amortization and restructuring costs related to acquisitions and significant business restructuring initiatives. During the fourth quarter of fiscal 2001, TD Securities announced a restructuring of its operations, which resulted in pre-tax restructuring costs of $130 million, primarily related to employee severance. In fiscal 2001, the Bank incurred pre-tax restructuring costs of $54 million related to TD Waterhouse and $55 million related to the acquisition of Newcrest. In fiscal 2000, the Bank incurred pre-tax restructuring costs of $475 million related to the acquisition of Canada Trust. On a reported basis, expenses decreased by $902 million from 2001 to $7,752 million. In fiscal 2002, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $998 million compared with $1,490 million last year. Beginning in fiscal 2002, the Bank discontinued the amortization of goodwill as a result of the adoption of the new accounting standard on goodwill and intangible assets.

        In 2001, total operating cash basis expenses increased by $618 million or 10% to $6,925 million from 2000. The increase in operating cash basis expenses related to higher performance-driven compensation tied to TD Securities' strong results in 2001, an increase in the number of employees needed to support the retail branch conversions and higher business activity at TD Canada Trust. Reported expenses increased by $527 million or 6% to $8,654 million in 2001. In fiscal 2001, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $1,490 million, compared with $1,345 million in 2000. The increase in 2001 reflects a full year of goodwill and intangible amortization from the Canada Trust acquisition, compared with only nine months in 2000. On an after-tax basis, however, the increase in goodwill and intangible amortization was offset by future income tax benefits related to federal and provincial tax rate reductions. As a result, the after-tax impact of goodwill and intangible amortization for 2001 was $629 million compared with $722 million in 2000.

Efficiency ratio

        The efficiency ratio measures the efficiency of our operations. It's calculated by taking expenses (excluding non-cash goodwill and purchase-related intangible amortization and restructuring costs) as a percentage of total revenue (excluding special items). The lower the percentage, the greater the efficiency.

        See supplementary information page 37, table 7

        On an operating cash basis, the Bank's overall efficiency ratio weakened to 64.9% in 2002 from 64.5% in 2001 and 61.8% in 2000. The Bank's overall efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which had an efficiency ratio of 58.9% this year as compared with 59.6% in 2001 and 60.9% in 2000, after excluding non-cash items and funding costs for the acquisition of Canada Trust. On a reported basis, the Bank's overall efficiency ratio improved to 74.2% from 78.1% in 2001 and 79.6% in 2000. The improvement was a result of the discontinuation of the amortization of goodwill, lower intangible amortization and no restructuring costs in fiscal 2002.

Taxes

        The Bank carries on many businesses in many different locations with differing outcomes, resulting in a mix of tax payments and tax recoveries. The Bank continues to pay significant amounts of tax to governments across Canada. Supplementary table 8 on page 38 lists the various taxes we've paid over the past five years.

        Note 12 of the Bank's consolidated financial statements sets out the key tax measurements under generally accepted accounting principles. It should be noted that for the year just ended, taxes of approximately $4.5 million are required to change the effective income tax rate by one percentage point as compared with $13 million last year and $14 million in 2000.

        While the rate of reduction of Canadian corporate taxes has slowed, it still holds promise for lower future taxes. However, as governments tend to tax income before it is recognized for accounting purposes, the decline in rates tends to increase tax expense as this prepayment of taxes will be recovered at lower tax rates.

        In the ordinary course, future tax assets tend to increase in banks. This trend was accelerated by the substantial sectoral loan provisions recorded in 2002. Together with the amortization of purchase-related intangibles (which decreased our future tax liability), this increase led to the creation of a net future tax asset. The effective use of this asset is dependent upon a return to ordinary levels of profitability, particularly in the Bank's U.S. operations.

Balance sheet

        See Consolidated balance sheet page 44

        Total assets were $278 billion at the end of the year, $10 billion or 3% lower than as at October 31, 2001. Lower volumes from trading securities contributed $13 billion to the decrease in total assets with securities purchased under resale agreements representing $7 billion of the decrease. Personal loans, including securitizations, increased by $3 billion, primarily attributable to a solid performance in real estate secured lines of credit at TD Canada Trust. At the end of the year, residential mortgages, including securitizations, increased by $2 billion from last year end to $69 billion.

        As at October 31, 2002, wholesale deposits decreased by $11 billion and securities under repurchase agreements decreased by $6 billion as compared with October 31, 2001. Personal non-term deposits grew by $4 billion from October 31, 2001 to reach $51 billion at the end of fiscal 2002, with TD Canada Trust accounting for the majority of this increase. Personal term deposits remained unchanged at $50 billion compared with the prior year.

        The Bank also enters into structured transactions on behalf of clients which result in assets recorded on the Bank's consolidated balance sheet for which market risk has been transferred to third parties via total return swaps. As at October 31, 2002, assets under such arrangements amounted to $12 billion (2001 — $11 billion). The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $3 billion as at October 31, 2002 (2001 — $6 billion). Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required. See Note 15 of the Bank's consolidated financial statements for more details of derivative contracts.

Off-balance sheet arrangements

Special purpose entities

        Loan securitizations are an important part of the financial markets, providing market liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical loan securitization structure, the Bank sells assets to a special purpose entity (SPE) and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows.

        In the normal course of operations, the Bank securitizes residential mortgages, personal loans and credit card loans to diversify its sources of funding and to optimize the management of its balance sheet. Bank-originated securitized assets not included on the consolidated balance sheet amounted to $15 billion compared with $18 billion a year ago. Further details are provided in Note 4 of the Bank's consolidated financial statements.

        In addition, the Bank sells trading securities to SPEs in conjunction with its balance sheet management strategies. The Bank does not retain effective control over the assets sold. Assets sold under such arrangements at October 31, 2002 amounted to $5 billion (2001 — $2 billion). The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored, and market risk capital is required.

        The Bank also assists its clients in securitizing their financial assets. The Bank may provide administrative, credit enhancement or liquidity facilities to the resulting SPEs. The Bank does not provide employees to the SPEs, nor does it have ownership interests in these SPEs and all fees earned in respect of these activities are on a market basis.

Lending-related commitments and contractual obligations

        Details of off-balance sheet lending-related commitments by remaining maturity and contractual obligations relating to subordinated notes and debentures, and operating lease commitments are disclosed in supplementary table 17 on page 42 of this annual report.

Critical accounting policies

        The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in Note 1 of the Bank's consolidated financial statements beginning on page 48 of this annual report. Some of the Bank's policies require subjective, complex judgements and estimates as they relate to matters that are inherently uncertain. Changes in these judgements or estimates could have a significant impact on the Bank's financial statements. The Bank has established effective control procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit and Risk Management Committee (now the Audit Committee) on a periodic basis. Critical accounting policies that require management's judgements and estimates include accounting for loan losses, accounting for the fair value of financial instruments held in trading portfolios, accounting for income taxes, the valuation of investment securities, accounting for loan securitizations, and the valuation of goodwill and intangible assets.

Accounting for loan losses

        Accounting for loan losses is an area of importance given the significant size of the Bank's loan portfolio. The Bank has three types of allowances against loan losses — specific, sectoral and general. Loan impairment is recognized when the timely collection of all contractually due interest and principal payments is no longer assured. Significant judgement is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks. Sectoral allowances require ongoing judgement as to drawdowns from sectorals to specific loss and the amount of periodic sectoral allowances required. General allowances also require judgement given that the level of general allowances depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. Note 1(h) of the Bank's consolidated financial statements provides more details.

Accounting for the fair value of financial instruments held in trading portfolios

        The Bank's trading securities and trading derivatives are carried at fair value on the consolidated balance sheet with the resulting realized and unrealized gains or losses recognized immediately in other income. The fair value of exchange traded financial instruments is based on quoted market rates plus or minus daily margin settlements. If listed prices or quotes are not available, then the Bank's management applies judgement in the determination of the fair values by using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics, and takes into account factors such as counterparty credit quality, liquidity and concentration concerns. Imprecision in estimating these factors can impact the amount of revenue or loss recorded for a particular position. Notwithstanding the judgement required in fair valuing the Bank's financial instruments, the Bank believes its estimates of fair value are reasonable given the Bank's process for obtaining external market prices, internal model review, consistent application of approach from period to period and the validation of estimates through the actual settlement of contracts.

Accounting for income taxes

        Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transactions, known issues under discussion with tax authorities or transactions yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.

        Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes also requires judgement in the following key situations:

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  Future tax assets must be assessed for recoverability. The Bank believes based on all available evidence, that it is more likely than not that all of the future tax assets recognized will be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced in the near term if projected income is not achieved due to various factors such as unfavourable business conditions.

  •
  Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.

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  The Bank has not recognized a future income tax liability for undistributed earnings of certain international operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $235 million at October 31, 2002.

Valuation of investment securities

        Under Canadian generally accepted accounting principles (GAAP), investment securities are carried at cost or amortized cost and are adjusted to net realizable value to recognize other than temporary impairment. The determination of whether or not other than temporary impairment exists is a matter of judgement. The Bank's management reviews these investment securities regularly for possible other than temporary impairment and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Specifically, impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee or the current fair value of the investment is less than its carrying value. However, when a condition indicating an impairment in value for an investment has persisted for a period of three to four years, there is a general presumption that there has been a loss that is other than temporary in nature. This presumption can only be rebutted by persuasive evidence to the contrary.

Accounting for loan securitizations

        There are two key determinations that must be made relating to the accounting for loan securitizations. For Bank-originated securitized assets, a decision must be made as to whether the loan securitization should be considered a sale under Canadian GAAP. Canadian GAAP requires that specific criteria be met for the Bank to have surrendered control of the assets and thus recognize a gain on sale. For instance, the securitized assets must be isolated from the Bank and put presumptively beyond the reach of the Bank and its creditors, even in bankruptcy or other receivership. The second key determination to be made is whether the SPE should be consolidated into the Bank's financial statements. Current Canadian GAAP requires consolidation of SPEs only when the Bank retains substantially all the residual risks and rewards of the SPE. In addition, if the SPE's activities are sufficiently restricted to meet certain accounting requirements, the SPE should not be consolidated by the Bank. Under Canadian GAAP, all of the Bank-originated assets transferred to SPEs meet the criteria for sale treatment and non-consolidation. However, it should be noted that both the Canadian Accounting Standards Board and the U.S. Financial Accounting Standards Board have issued similar exposure drafts relating to the consolidation of SPEs. See Note 23 to the Bank's consolidated financial statements for more details.

Valuation of goodwill and intangible assets

        Under Canadian GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level on at least an annual basis. Goodwill is assessed for potential impairment using a two step approach with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than the carrying value, a second impairment test is performed. The second test requires a comparison of the fair value of goodwill to its carrying amount. If the fair value of goodwill is less than its carrying value, goodwill is considered impaired and a charge for impairment must be recognized immediately. The fair value of the Bank's reporting units are determined from internally and externally developed valuation models. These models consider various factors such as normalized and projected earnings, price earnings multiples and discount rates. The Bank's management uses judgement in estimating the fair value of reporting units and imprecision in estimates can affect the valuation of goodwill.

        Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and judgement by the Bank's management. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. See Note 5 to the Bank's consolidated financial statements for more details.

Controls and procedures

        An evaluation was performed under the supervision and with participation of the Bank's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Bank's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission (SEC), within 90 days prior to the filing of this annual report. Based on that evaluation, the Bank's management, including the CEO and CFO, concluded that the Bank's disclosure controls and procedures are effective. As of the filing of the annual report, there have been no significant changes in the Bank's internal controls or in other factors that could significantly affect the Bank's internal controls subsequent to the date of the evaluation.

How our businesses performed

        The Bank's operations and activities are organized around the following operating business segments: TD Canada Trust, TD Securities and TD Wealth Management.

        TD Canada Trust is a leader in personal and commercial banking in Canada with about 10 million personal, small business and commercial customers. TD Canada Trust provides a full range of financial products and services to our personal customers — anywhere, anytime — through the telephone, the web, more than 2,600 automated banking machines, and our network of 1,154 branches conveniently located across the country offering the best banking hours in the business. TD Canada Trust also provides lending, deposit, savings and investment products to Canadian businesses, plus a full range of day-to-day banking, cash management, trade and treasury services.

        TD Securities is a leading Canadian wholesale bank serving corporate, government and institutional clients around the world. TD Securities has developed a strong, diverse customer base with its proven ability to meet client needs by combining its knowledge and experience with a full range of capital markets and investment banking products and services that include:

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  advice on corporate strategy

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  underwriting and distributing capital

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  structuring tailored risk management solutions

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  executing financial transactions.

        TD Wealth Management is one of Canada's largest asset managers, advisors and distributors of investment products, with $112 billion in assets under management and $234 billion in assets under administration. Also, TD Wealth Management provides mutual funds, pooled funds, segregated account management, full-service brokerage services and self-directed investing to retail, mass affluent and private client segments. In addition, investment management services are provided to pension funds, corporations, institutions, endowments, and foundations. TD Mutual Funds manages approximately $29 billion in 61 retail mutual funds and 30 managed portfolios for Canadian investors. TD Waterhouse discount brokerage is a world leader in self-directed investing, serving customers both directly and through joint ventures in Canada, the United States, the United Kingdom, Australia, India, Singapore, Hong Kong and Luxembourg. In July 2002, TD Bank Financial Group launched a new integrated approach to wealth management in Canada bringing together Financial Planning, Discount Brokerage and Investment Advice under the TD Waterhouse brand.

        Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank utilizes the "cash basis" to measure and evaluate the performance of each segment. Cash basis results excludes non-cash charges related to goodwill and identified intangible amortization from business combinations. For further details see Note 18 on page 71 of the Bank's consolidated financial statements.

TD Canada Trust

        A leader in personal and commercial banking in Canada with about 10 million personal, small business and commercial customers.

Retail	TD Canada Trust, TD Commercial Banking, TD Insurance, TD Meloche Monnex

Overall business strategy

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Establish a superior brand-based customer experience built on delivering best-in-class service.

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Leverage exceptional service and large customer base to achieve superior financial results through:

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lower than average customer attrition rates.

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economies of scale to achieve low cost production.

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growth in revenues from under-penetrated businesses.

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increased share of business from current customers.

Challenges in 2002

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Integration execution issues that affected our customer satisfaction during the first half of the year.

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Impact of the branch merger program on volume growth and market share.

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Post-conversion payment collection and processing issues increased credit losses during the first half of the year but were resolved by the end of the second quarter.

        Achieving a new high in customer satisfaction, as measured by our Retail Branch Customer Satisfaction Index.

2002 Highlights

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Achieving a new high in customer satisfaction, as measured by our Retail Branch Customer Satisfaction Index (CSI), following the resolution of the key post-conversion integration issues.

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Meeting our branch merger targets by completing 146 branch mergers in the year and 238 mergers since the acquisition of Canada Trust. With the program 91% complete, we have achieved significant expense synergies while increasing average branch hours.

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Building a better bank by investing in systems and processes to support our customer service model while maintaining tight control on expenses.

Business outlook and focus for 2003

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Improve revenue growth:

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expect growth in overall industry volumes in the 3% to 5% range.

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have set targets to improve market share based on our customer service strategy.

•
higher growth in small business banking and commercial banking.

•
higher growth in insurance — both home and auto insurance offered by TD Meloche Monnex and creditor and life insurance.

•
Keep expense growth less than revenue growth:

•
tight expense management.

•
realize remaining integration synergies.

•
improve systems and processes in support of customer service model.

•
Efficiency ratio goal is 57.8% for 2003 on an operating cash basis and excluding funding costs related to the Canada Trust acquisition.

Review of financial performance for the year

        TD Canada Trust reported modest 2% growth in cash basis earnings for 2002 following strong growth in earnings during 2001. This was a year of transition following the completion of the conversion of TD Bank and Canada Trust in August 2001. A number of post-conversion execution issues that affected our customer satisfaction were worked through during the year. In addition, a major program of branch mergers across the country disrupted the branch network. These factors hampered revenue growth, added to expenses and increased credit losses.

        Total revenue grew 2% in 2002 compared with the prior year. Core deposits, business deposits, credit cards, creditor insurance, and home and auto insurance offered though TD Meloche Monnex were the main contributors to revenue growth. Revenue from term deposits, commercial lending and mutual fund sales decreased on lower volumes. Interest margins remained relatively stable throughout the year as a result of interest rate risk hedging programs. Average volume growth for 2002 was $4.5 billion or 4.5% for personal lending, $3.0 billion or 3.9% for personal deposits, $3.8 billion or 20.0% for business deposits and $169 million or 28% for TD Meloche Monnex insurance premiums while commercial lending contracted by $1.2 billion or 8.4%.

        Growth in cash basis expenses was limited to 1% in 2002 compared with the prior year. Expenses in 2001 were impacted by costs associated with the conversion of the branch network and systems. During 2002, expense synergies were realized through branch mergers, however investments were made in customer service and process improvement initiatives following the conversions. Higher rates of expense growth were experienced in pension and benefit costs as well as in fast growing TD Meloche Monnex. The cash basis efficiency ratio for the year of 58.9%, an improvement of ..7 percentage points over 2001, compares with our goal for the year of 58.5%.

        During 2002, expense synergies were realized through branch mergers, however investments were made in customer service and process improvement initiatives following the conversions.

        The provision for credit losses for 2002 of $505 million was $125 million or 33% higher than 2001. Approximately half of this increase was from small business and commercial lending returning to more normal loss levels following low losses in 2001. Losses in 2002 also included the impact of processing and collection issues that arose following conversion.

        During 2002, we experienced market share declines in mortgages, term deposits and mutual funds as a result of discount pricing by competitors, integration issues and branch mergers. By year end, this trend in market share had begun to stabilize. Efforts to address expected disruption caused by the integration were successful as evidenced by the improvement in our Retail Branch Customer Satisfaction Index (CSI). The CSI score improved by 4.4 percentage points from the start of the year to 84.4% and exceeded the pre-conversion level. With this improvement in customer satisfaction and the branch merger program substantially complete, we are well positioned to maintain and grow market share in a profitable manner going forward.

Financial results of key product segments within TD Canada Trust

Real estate secured lending

•
Offers mortgages and home equity secured lines of credit through branches and other sales channels.

•
Highlights for 2002 include:

•
growing average volumes by $4.3 billion or 5%.

•
introducing over 40 process improvements designed to enhance the customer's mortgage purchase and renewal experience.

•
launching the new Great Rate Mortgage — a less than prime variable rate mortgage with lock-in capability at guaranteed favourable rates.

•
2002 proved to be a buoyant year for real estate in both home purchase and refinance activity.

•
Process challenges earlier in the year stemming from integration activities and a highly competitive mortgage market contributed to a market share decline of approximately one percentage point despite a 40% increase in mortgage origination volume.

•
Market share stabilized towards the end of the year as customers responded to our service improvements.

•
Looking forward, the industry will continue to be extremely competitive due to the historical low interest rates, the growing influence of mortgage brokers and the emergence of non-traditional mortgage providers.

•
Objectives for 2003 are to maintain market share and grow volume and revenue by continuing to improve the mortgage process and introducing new products designed to enhance our customer's comfortable real estate financing experience.

1
Other revenue includes internal commissions on sales of mutual funds and other TD Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services. The funding costs for the Canada Trust acquisition is also included in Other. Revenues in 2001 also include certain revenues that are of a non-recurring nature.

Personal deposits

•
Offers a complete range of Canadian and U.S. dollar chequing, savings and term investment vehicles designed to promote primary banking relationships.

•
During 2002, the industry experienced strong growth in non-term deposits as customers opted for guaranteed returns and liquidity against a backdrop of declining equity markets and an uncertain economic environment.

•
We maintained the number one position in personal deposit market share as our overall share improved on growth in average non-term volumes of 24% (primarily savings) partly offset by a decline in average term volumes of 6%.

•
We do not expect the strong non-term deposit volume growth to repeat in 2003, however we do expect a turnaround in term deposit volumes as customers switch back to term products as interest rates increase from historic lows.

Consumer lending

•
Offers Lines of Credit, Loans, Overdraft Protection products and a wide selection of Visa credit cards including Classic, Premium and Rewards cards such as the GM Visa card and the TD Gold Travel Visa card.

•
Revenue growth in 2002 came from credit cards while revenues and volumes from other products were flat.

•
Provision for credit losses increased during the year due to seasoning of our unsecured lending portfolio following two years of strong growth, as well as operational and collection issues following the merger (which were successfully resolved by the end of the second quarter).

•
Strengthening and deepening relationships with existing customers, pricing for risk and striving to grow low risk business to generate shareholder value will be the key initiatives in 2003.

Small business banking and merchant services

•
Provide lending, deposit, and electronic banking services for small businesses as well as credit/debit card point of sale services.

•
As our small business market share is below our share for personal banking products, this is a business that we have targeted for higher growth.

•
In 2002, market share grew with average lending and deposit volumes increasing by 8% and 17% respectively on improved customer satisfaction scores.

•
We will continue to build on this momentum in 2003 and have set a double-digit revenue growth target for the year.

Commercial banking

•
Provide lending, deposit, cash management and other services for mid-market businesses.

•
Highlights for 2002 include:

•
successfully completed the first phase of the migration of cash management services to the web.

•
achieved strong growth in commercial deposits, increasing average volume by $2.1 billion or 24%.

•
realized a loan loss ratio of .19% well within the target and improved the credit quality of the loan portfolio.

•
Average lending volume decreased by $1.2 billion or 8% in 2002 as the economic environment discouraged our customers' capital expenditures.

•
Focus for 2003 is to continue to emphasize deposit growth and maintain a disciplined use of our capital.

Insurance

        Offer a broad range of insurance products through the TD Insurance and TD Meloche Monnex brands, including credit protection coverage on TD Canada Trust lending products.

        In 2002 total premiums collected surpassed the one billion-dollar mark for the first time. Other key highlights and outlook are as follows:

        TD Life Group

  •
  Grew revenue by 10% year-over-year.

  •
  Significantly improved the creditor insurance sales experience in the branches through a major systems automation initiative that will lead to further growth in 2003.

  •
  Pursuing continued growth in critical illness insurance, now providing protection to over 400,000 individuals, giving us a leadership position in Canada.

        TD Meloche Monnex

  •
  Provides insurance services to almost 520,000 clients and is the largest group insurer for home and auto in Canada through affinity arrangements with professional and university alumni organizations.

  •
  Despite poor industry results at the bottom of the traditional underwriting cycle, TD Meloche Monnex grew premium volume by 28% and net revenue by 25% over the prior year and achieved a direct expense ratio of 21%, which is well below industry average.

  •
  Our objective is to achieve double-digit revenue growth in 2003, building on 2002 sales growth, industry pricing increases and a continued emphasis on service and quality products.

        TD Insurance

  •
  Cater to TD customers, members of employer groups and a broader clientele under the banner of TD Insurance through a direct marketing approach, including e-commerce, direct mail and telephone.

  •
  Developed a successful web-based application, which is now responsible for 25% of new auto and home insurance sales and 35% of new individual life insurance sales.

  •
  Targeting continued strong growth in the employer market and direct marketing sales, particularly e-commerce driven.

TD Canada Trust	2002	2001	2000
	(millions of dollars)
Net interest income (TEB)	$4,058	$3,951	$3,265
Other income	1,710	1,688	1,438

Total revenue	5,768	5,639	4,703
Provision for credit losses	505	380	332
Non-interest expenses excluding non-cash goodwill/intangible amortization	3,501	3,467	2,944

Income before taxes	1,762	1,792	1,427
Provision for income taxes (TEB)	648	702	602

Net income — cash basis	$1,114	$1,090	$825

Selected volumes and ratios
Average loans and customers' liability under acceptances (billions of dollars)	$99	$91	$81

Average deposits (billions of dollars)	103	97	86

Economic profit	450	369	213

Full-time equivalent staff at October 31	28,452	30,538	27,902

Return on economic capital — cash basis[1]	27%	29%	24%

Efficiency ratio — cash basis[1]	58.9%	59.6%	60.9%

1
Excludes Canada Trust acquisition funding costs.

TD Securities

        A leading Canadian wholesale bank serving corporate, government and institutional clients around the world.

        Wholesale    Corporate banking, Investment banking, Debt capital markets Institutional equities, Foreign exchange, Private equity

Overall business strategy

  •
  Continue to invest in capital market businesses which support the needs of core customers and provide opportunities for high growth.

  •
  Deliver full suite of capital market services for our established customer base in Canada.

  •
  Operate as a niche investment bank outside of Canada by leveraging product capabilities and sector expertise.

  •
  Selectively use credit to support high return relationships.

  •
  Significantly reduce corporate lending risk.

Challenges in 2002

  •
  Significant deterioration in credit quality, especially within the telecommunications and utilities sectors.

  •
  Weak investor and corporate activity levels.

  •
  Economic slowdown in the U.S.

2002 Highlights

  •
  #1 rank in Overall Quality of Equity Sales in Canada by Brendan Wood International.

  •
  #1 rank in Canadian Dollar Short-Dated Swaps and Forward Rate Agreements in Risk magazine's 2002 Global Derivatives Rankings.

  •
  Lead advisor to Clarica on its merger with Sun Life.

  •
  Segmentation of the corporate lending business into core and non-core with the objective of having lower lending levels in the future.

Business outlook and focus for 2003

  •
  Reduce total capital employed in the global corporate lending business as the non-core portfolio declines.

  •
  We are cautiously optimistic that heightened regulatory monitoring and review will spark a recovery in investor and corporate confidence leading to stronger corporate activity.

  •
  Increased customer profitability.

Review of financial performance for the year

        Financial results for the year were adversely affected by weak credit conditions and a strained operating environment resulting from heightened investor concerns over corporate governance issues and lingering geopolitical risks. On a cash basis, TD Securities reported a net loss of $663 million in fiscal 2002 compared with net income of $914 million in the prior year. The decline was due primarily to an increase in provisions for credit losses, which had an after-tax impact of approximately $1,400 million.

        Significant declines in trading volumes, deterioration in equity markets, widening credit spreads and weak corporate activity led to lower revenues in 2002. Total revenue was $2,655 million, a decline of $482 million or 15% from revenues of $3,137 million in 2001.

        Provisions for credit losses rose sharply to $2,490 million in 2002, a $2,163 million increase from $327 million in 2001. The increase was mainly related to significant credit deterioration in the telecommunications and utility sectors, exposures to companies impacted by malfeasance and the fallout from the political instability in Argentina. During the year, we established $1,450 million of sectoral provisions related to loans in the non-core portfolio. At year end, we had drawn down $185 million of the sectoral allowance to establish specific allowances.

        Cash basis expenses of $1,232 million were $136 million below 2001 expenses of $1,368 million. The decline in expenses was driven by lower variable compensation, offset partially by additional investment in technology and risk management.

        Fiscal 2002 was a very disappointing year for TD Securities. While revenues proved to be relatively resilient in what was arguably the most challenging environment in the past 10 years, we experienced record credit losses. We are taking decisive steps to better manage our credit exposures.

        Our announcement in November 2002 to separate the corporate lending business into core and non-core components signaled a sharpened focus in extending credit. Core lending will be used strategically to support broad-based relationships which can meet or exceed our hurdle rates of return. This approach is consistent with our strategy to continue to grow our strong, full-service franchise in Canada and to build relationships outside of Canada by leveraging our industry expertise as well as our strength in product structuring, trade execution and distribution.

        Fiscal 2002 was a very disappointing year for TD Securities. While revenues proved to be relatively resilient in what was arguably the most challenging environment in the past 10 years, we experienced record credit losses

        The separation of our corporate lending business also allows for focused management of the non-core portfolio. Non-core loans and bankers acceptances of approximately $11 billion represent over half of TD Securities' corporate lending portfolio. The exposures are almost exclusively outside of Canada and a majority of the exposures are in the communications and utilities sectors. Approximately 40% of the non-core portfolio is investment grade. We hold specific, sectoral and general allowances against the non-core portfolio of loans. The non-core portfolio strategy is to proactively manage down the portfolio as quickly as possible in a manner which optimizes shareholder returns. We expect the portfolio exit to be substantially completed over the next three years leading to the eventual redeployment of approximately $1.2 billion in Tier 1 capital.

        We will complement these actions with three additional steps to increase the effectiveness of credit management. First, we will implement stricter limits around credit exposure and industry concentrations. Secondly, we will use proactive portfolio management to identify, monitor and mitigate credit exposures on a more comprehensive and timely basis. Finally, we will increase our relationship managers'

accountability in extending credit. We are confident that these actions and the actions we have already taken, will lead to significantly lower credit losses in 2003.

Financial results of key product segments within TD Securities

        Corporate banking revenues declined by 15% in 2002, reflecting lower assets and capital in the business, higher non-accrual loan balances and an increase in the losses from asset sales. In 2003, core lending capital in TD Securities will amount to approximately $1 billion as we focus on providing credit only where we can generate relationship returns of 20% or more.

        Investment banking and capital markets revenues declined by 10% in 2002 as compared with 2001. Investment banking revenues in 2002 were consistent with 2001. A substantial slowdown in industry-wide mergers and acquisitions volumes and muted new equity issue volumes were offset by continued strength in new debt issuance, demand for income trusts and higher fees from private equity placement. Total revenues from our portfolio of capital markets businesses in 2002 were down approximately 10% from 2001. In debt capital markets, the low interest rate environment led to strong new debt issue volumes offset by widening credit spreads, reduced volatility and a relatively flat yield curve which led to lower trading revenues and weaker client flows. Equity capital markets revenues were also down, reflecting decreased equity market volatility, lower client-driven trading activity and a decline in trading volumes.

        TD Securities private equity business performed poorly as revenues were down approximately $135 million reflecting lower realizations and higher writedowns. The private equity business was scaled down in 2002 through closure of the U.K. office and reductions in the U.S. business.

TD Securities	2002	2001	2000
	(millions of dollars)
Net interest income (TEB)	$1,496	$886	$428
Other income	1,159	2,251	2,295

Total revenue	2,655	3,137	2,723
Provision for credit losses	2,490	327	210
Non-interest expenses excluding non-cash goodwill amortization	1,232	1,368	1,189

Income (loss) before taxes	(1,067)	1,442	1,324
Provision for (benefit of) income taxes (TEB)	(404)	528	546

Net income (loss) — cash basis	$(663)	$914	$778

Selected volumes and ratios
Average loans and customers' liability under acceptances (billions of dollars)	$25	$29	$28

Economic profit (loss)	(1,174)	369	311

Full-time equivalent staff at October 31	3,229	2,728	2,500

Return on economic capital — cash basis	(18)%	23%	22%

Efficiency ratio — cash basis	46.4%	43.6%	44.0%

TD Wealth Management

        One of Canada's largest asset managers, advisors and distributors of investment products.

        Retail and Wholesale    Mutual Funds, Private Client Group, Asset Management, TD Waterhouse — Investment Advice, Discount Brokerage and Financial Planning

Overall business strategy

        The objective of TD Wealth Management is to provide superior service and results for all customers, either through discretionary managed products, advice-driven strategies or self-service. TD's integrated wealth management business aims to provide value-added results from the most sophisticated wealth and estate planning strategies to the daily investing activities of our nearly five million investment accounts.

Challenges in 2002

        Fiscal 2002 was a challenging year for both our businesses and our customers. Worldwide markets remained volatile throughout the year, with the S&P/TSX Composite Index and the S&P 500 Index declining 9% and 16% respectively. As a result, investor confidence was shaken and sales of mutual funds and discretionary managed products were hampered, as were trading volumes in the full-service and discount brokerage businesses. TD Waterhouse International suffered losses during the year due to a decline in trade volumes. The resulting loss of revenue could not be offset by cost reductions because at this stage in its development, the business lacks scale economies.

2002 Highlights

        During the year, a number of significant accomplishments were achieved:

  •
  Successful launch and integration of TD Waterhouse Canada, which includes Investment Advice and Financial Planning in addition to the Discount Brokerage business.

  •
  TD Waterhouse (USA) ranked #1 for Do-It-Yourself Investors by SmartMoney magazine. TD Waterhouse (USA) has received this honour in four of the last six years.

  •
  TD Asset Management was recognized as the largest manager of high net worth assets in Canada.

  •
  Established a joint venture with The Royal Bank of Scotland to provide discount brokerage services to Royal Bank of Scotland and NatWest customers. In addition to building revenues, the joint venture will use the TD Waterhouse U.K. platform thereby also helping to build needed scale for costs purposes.

Business outlook and focus for 2003

        In 2003, TD Wealth Management will continue to expand our network of financial planners, grow our Investment Advice channel and leverage the Bank's strong retail relationships. Our domestic and international goals are:

  •
  continued growth in our Financial Planning and Investment Advice sales force.

  •
  leverage distribution channels within the Bank to assist in the growth of the advice business and overall profitability.

  •
  continue to invest in systems and infrastructure to better position ourselves for future growth.

  •
  simplify sales processes and product offerings and reduce overall costs.

  •
  increase operating efficiencies in TD Waterhouse USA and TD Waterhouse International Discount Brokerage operations.

Review of financial performance for the year

        TD Wealth Management reported moderately lower earnings in 2002 compared with 2001. Cash basis net income of $131 million was $17 million or 11% lower than last year. Cash basis return on economic capital increased from 18% to 22%, while the cash basis efficiency ratio remained virtually unchanged.

        Fee-based revenue declined $57 million or 3%, primarily due to the significant market declines which reduced trading volumes in our discount brokerage business and impacted asset-based fees. In addition, narrower spreads and lower margin loan balances reduced net interest income by 9% to $435 million.

        Cash basis expenses decreased $70 million or 3% in 2002 compared with last year in spite of continued investment in our Financial Planning business, rebranding TD Waterhouse Canada to include Investment Advice and Financial Planning and continued growth internationally of the discount brokerage business.

        Total assets under management (AUM) decreased by 6%, as negative markets and reduced institutional mandates resulted in ending AUM of $112 billion. Additionally, assets under administration (AUA) ended the year at $234 billion down by 2% from last year.

Financial results of key product segments within TD Wealth Management

        TD Mutual Funds is the fifth largest mutual fund manager in Canada with $29 billion in assets. In spite of the adverse markets, which hampered sales activity and AUM growth, revenues increased by 3% or $5 million, to $187 million in 2002 and our efficiency ratio improved six percentage points. Mutual fund market share declined during the fiscal year as the focus within the retail branch network, our primary distribution channel, was on integration related issues and implementing process improvements for most of the year. We believe we are well positioned to reverse this trend going forward.

        TD Private Client Group includes trust services, private banking and Private Investment Counsel. Despite volume increases, revenues decreased by six percent or $10 million, to $156 million in 2002 primarily due to narrower interest margins and declines in fee-based businesses, primarily in Estates and Trusts, and Private Investment Counsel.

        TD Asset Management is one of Canada's largest asset managers and is recognized as the largest quantitative manager in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations. Consistent with industry trends, these asset-based fee businesses experienced declining revenues in this environment. Revenues declined by 10% or $13 million to $112 million in 2002, while expenses decreased 6% or $4 million to $61 million.

        TD Waterhouse Investment Advice provides full-service brokerage services to our retail customers throughout Canada. Although fiscal 2002 represented a challenging environment for our business we continued to grow our sales force and AUA, resulting in a revenue increase of 6% or $13 million to $238 million in 2002 compared with the prior year and an efficiency ratio improvement of seven percentage points compared with the prior year.

        TD Waterhouse discount brokerage is a world leader in self-directed investing, serving customers both directly and through joint ventures in Canada, the United States, the United Kingdom, Australia, India, Singapore, Hong Kong and Luxembourg. As economic uncertainties dominated the landscape during fiscal 2002, trading volumes and margin loans were well below previous levels. These factors, combined with narrowing spreads, resulted in a 6% or $104 million decrease in revenue in 2002 to $1,512 million. Offsetting this decline was a continued focus on expense management which resulted in total expenses of $1,445 million, a 4% or $63 million decline from prior year.

        TD Waterhouse Financial Planning continues to aggressively grow its front-line salesforce and invest in a comprehensive technology platform. As a result of this investment, revenues increased to $7 million and total operating expenses increased $13 million or 68% during the year.

TD Wealth Management	2002	2001	2000
	(millions of dollars)
Net interest income (TEB)	$435	$480	$604
Other income	1,777	1,834	2,379

Total revenue	2,212	2,314	2,983
Provision for credit losses	—	—	1
Non-interest expenses excluding non-cash goodwill/intangible amortization	1,961	2,031	2,167

Income before taxes	251	283	815
Provision for income taxes (TEB)	120	129	345
Non-controlling interest in net income of subsidiaries	—	6	36

Net income — cash basis	$131	$148	$434

Selected volumes and ratios
Assets under management (billions of dollars)	$112	$119	$112

Economic profit (loss)	(114)	(41)	271

Full-time equivalent staff at October 31	7,736	8,944	11,225

Return on economic capital — cash basis	22%	18%	56%

Efficiency ratio — cash basis	88.7%	87.8%	73.0%

Other

        The Other segment includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments and corporate level tax benefits, restructuring costs and residual unallocated revenues and expenses.

        During the year, the Other segment had an operating cash basis net loss of $56 million. The most significant factors contributing to this result were net losses of $49 million related to transfer pricing differences, net treasury activities, and net unallocated revenues, expenses and taxes. In addition, the Other segment included the $34 million after-tax charge for non-controlling interest in subsidiaries. The above net losses were offset by net earnings of $27 million from dispositions of businesses. Reported net loss for the Other segment was $24 million for the year, and includes the special gain of $32 million after-tax related to the sale of the Bank's mutual fund record keeping and custody business.

Other	2002	2001	2000
	(millions of dollars)
Net interest income (TEB)	$(467)	$(681)	$(493)
Other income	243	324	288

Total revenue	(224)	(357)	(205)
Provision for credit losses	(70)	(87)	(63)
Non-interest expenses excluding non-cash goodwill/intangible amortization	60	59	7

Income (loss) before taxes	(214)	(329)	(149)
Provision for (benefit of) income taxes (TEB)	(192)	(378)	(171)
Non-controlling interest in net income of subsidiaries	34	43	41

Net income (loss) — operating cash basis	$(56)	$6	$(19)

Special increase in general provision, net of income taxes	—	(208)	—
Gain on sale of mutual fund record keeping and custody business, net of income taxes	32	—	—
Gains on sale of investment real estate, net of income taxes	—	275	—
Restructuring costs, net of income taxes	—	(138)	(271)
Income tax expense from income tax rate changes	—	(75)	—

Net loss — reported basis	$(24)	$(140)	$(290)

The economic outlook

        The Canadian and U.S. economies ended 2002 on a soft note and 2003 opened in similar fashion. Until mid-2003, the Canadian economy is forecast to continue to grow faster than the U.S. The second half of the year is likely to see stronger economic growth, particularly in the United States, where U.S. business investment will finally recover with enough vigour to offset some loss in momentum of household spending which had been leading growth for some time. Improved U.S. economic growth expected to be driven by the cumulative effect of the very low interest rates in place since late 2001, stimulative fiscal policy and progress in the elimination of some of the imbalances that developed in the recession in 2001.

        The roots of Canada's superior economic performance go back several years. Canada didn't experience as strong an investment boom as the United States in the late 1990s, so there was less retrenchment in this area in Canada in the slowdown of 2001. Moreover, business investment in Canada began to recover in the second quarter of 2002. A relatively smaller high-tech sector and a relatively larger oil and natural gas production sector in Canada acted in Canada's favour in recent years. Economic growth held up much better in Canada in 2001 and revived early in 2002. These differences translated into a sharper fall in corporate profits in the United States and little in the way of recovery through 2002. In contrast, corporate profits in Canada came back sharply in the first quarter of 2002.

        Household spending was strong in both economies in 2002. In Canada, it was supported by the creation of approximately 560,000 jobs. This was one of the largest annual increases in the past 25 years. The strong gains in employment and low mortgage interest rates provided strong support to housing markets and housing starts exceeded the 200,000 mark last year — the highest level since 1989. Neither employment growth nor housing activity is expected to be as strong in 2003, but the softening in activity is forecast to be gradual, with housing starts dropping to around 185,000 units.

        The U.S. Federal Reserve and the Bank of Canada have stated their intentions on several occasions to move rates up to less stimulative levels when economic conditions warrant. In fact, the Bank of Canada began this process in the spring of 2002, but paused later in the year. Both central banks are likely to wait until mid-year before they begin to boost rates, as both will want to be certain that their respective economies are on a strengthening and sustainable growth path. Each central bank is expected to tread fairly lightly in raising rates with the result that short-term interest rates will still be providing stimulus to growth in both countries into 2004. With virtually no spare capacity in the Canadian economy, a better than expected economic performance in Canada would push the Bank of Canada to speed up its tightening.

        A pickup in world economic growth should provide some improvement in non-energy commodity prices that in turn should provide some lift to the Canadian dollar. Additionally, the positive spreads between short-term interest rates in Canada and the United States should prove supportive of the Canadian currency. Nevertheless, geopolitical uncertainty may act as a restraint. Thus, the Canadian dollar is unlikely to exceed 67 U.S. cents by the end of 2003.

Managing risk

        At TD Bank Financial Group, our goal is to earn satisfactory returns from our various business activities within an acceptable level of risk. To do this, we need to understand the risks involved in our businesses and ensure that the risks we assume are within prudent limits.

        Through our retail and wholesale businesses, we are exposed to four kinds of risk:

• credit risk	• market risk
• liquidity risk	• operational risk.

        Managing risk means assessing the potential impact of each risk, and establishing policies and procedures to minimize them.

        Our guiding principle is to involve qualified risk management professionals, who are independent of the business units, in setting our policy framework and in defining risk limits. Accountability and ownership of risk lies with the business units, whose structure for managing risk is defined based on business needs to meet governance standards. This is a disciplined process with appropriate reporting and escalation. Group Risk Management works with the business units to facilitate standards, reporting and common methodology.

        The risk management review and oversight process that is now in place is illustrated as follows:

Risk Committee of the Board of Directors

•
Considers risk and trends in risk for TD

•
Approves risk management policies

•
Oversees the management of credit, market, liquidity and operational risk

Executive Management Committees

Risk Oversight Committee	Business Performance Review Committee	Credit and Market Risk Committee
• Chaired by Vice Chair, Risk Management	• Chaired by CEO	• Chaired by CEO
• Responsible for the management and oversight of all risk management and legislative compliance activities of TD, exclusive of credit and market risk	• Reviews overall strategies and operating performance	• Reviews large individual credits, industry concentrations and major policy issues involving credit or market risk

        This review and oversight process reflects changes made since October 31, 2002 to enhance the governance and oversight of risk at TD. In fiscal 2002, the Risk Committee of the Board of Directors was part of the Audit and Risk Management Committee of the Board of Directors which has been split into two separate committees. See Committees of the Board on page 88 of this annual report for more details. As a separate committee, the Risk Committee of the Board of Directors has a mandate to focus on the management of risk and risk trends, and oversee significant market, liquidity, credit and operational risks.

        TD has a comprehensive ongoing risk management framework that incorporates the experience and specialized knowledge of our business units, Group Risk Management, Audit, Legal, Compliance, Finance, Human Resources and other corporate functions. Key strategic elements of our framework are governance and senior management oversight. This includes:

•
an annual review of major risk policies by the Risk Committee of the Board of Directors.

•
a regular review of operational risk, management policies and strategies, and key initiatives by an executive Risk Oversight Committee comprised of a team of our senior executives.

•
comprehensive reviews by Internal Audit to provide senior management with assurance as to the quality of the internal control environment and compliance with established risk management policies and procedures.

        The following pages describe the main risks we face and our strategies for managing them.

Credit risk

        Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations.

        We are exposed to credit risk through our traditional lending activities and transactions involving settlements between us and our counterparties, including other financial institutions. These include direct loans, commitments to extend credit, settlement exposures, derivative transactions and securities inventories.

Who manages credit risk

        We are increasing the resources applied to risk management and effectively creating an additional level of risk management. We have split the mandate for risk management between Group Risk Management and the business units and applied more resources to both groups. We have also made changes regarding who has the responsibility for a credit.

        Group Risk Management's primary responsibility will now be focused on policy as well as authority and exposure limits. In addition, we are establishing a function responsible for researching and identifying industry and portfolio trends.

        Each business unit will have a credit group that is primarily responsible for adjudication, and that will operate under strict authorization and exposure limits. Our strategy makes it clear that going forward we are lending on a business relationship basis and therefore each business unit has responsibility for loans.

        Group Risk Management sets the policies and procedures for managing credit risk on a global basis and provides a second line of defense for TD. Its responsibilities include:

•
setting guidelines that limit portfolio concentrations of credit exposure by country, industry and affiliated group.

•
approving discretionary limits of officers throughout TD for extending lines of credit.

•
setting standards for measuring credit exposure.

•
approving the scoring techniques used in extending personal credit.

•
approving all policies relating to all products and services that have credit risk.

•
setting the criteria for rating risk on business accounts, based on a 21-category rating system.

        The Risk Committee of the Board of Directors reviews and approves all major credit policies and procedures every year.

        We have made changes to our provisioning, lending standards, procedures and practices, and have strengthened our organization so that we can manage all of our businesses in an extremely disciplined and conservative manner, with a strict focus on economic returns for all client relationships.

        To strengthen the governance around corporate credit, we have established a Credit and Market Risk Committee to review and approve large individual credits, review industry concentrations and resolve any major policy issues involving market or credit risk.

How we manage credit risk

By country

        Country risk is the risk that economic or political change in a country could affect cross-border payments for goods and services, loans, trade-related finance and dividends, as well as the repatriation of TD's capital from the foreign country. We currently have exposure in 70 countries, with the largest portion in North America. We establish country exposure guidelines based on an internal risk rating system. Country limits cover all aspects of credit exposure across our various businesses.

Business and government loans

        We also establish industry and group limits for credit exposure to businesses and governments. We use a systematic approach to set and communicate risk guidelines for each business industry in our loan portfolio. These guidelines are based on a risk assessment of the industry. We have identified 26 major business industry groups and divided them into 112 segments. We assign a risk rating to each industry segment on a scale of one to six.

        Our analysis focuses on key risks inherent in a given industry, such as its cycles, exposure to technological change, political influence, regulatory change or barriers to entry. If we believe that several industry segments are affected by common risk factors, we assign a single exposure guideline to them. Group Risk Management conducts ongoing reviews of industry risk ratings and segmentation.

        We assign each business or government borrower a risk rating using our 21-category rating system. We set limits on credit exposure to related business or government accounts based on these ratings. In addition, we use a Risk Adjusted Return on Capital model to assess the return on credit relationships in relation to the structure and maturity of the loans and internal ratings of the borrowers. We review the rating and return on capital for each borrower every year.

        For accounts where exposures include derivatives that are traded over the counter, we use master netting agreements or collateral wherever possible to reduce our exposure.

        TD Securities has been split into two distinct business groups. The division of our corporate lending book into "core" and "non-core" portfolios will result in a significantly smaller ongoing corporate loan book with less capital deployed, which can deliver earnings growth from an adjusted base with lower volatility and improved rates of return. The non-core portfolio will consist of relationships we will exit over the next three years. The core portfolio represents the businesses we want to be in, both in corporate lending and investment banking, in Canada and abroad. This is our ongoing business and we will lend on a more limited and selective basis, focusing on those clients where we have a broader relationship.

        In line with this strategy we have significantly reduced our group exposure guidelines.

Financial institutions

        Our financial institutions portfolio is divided into 15 major groups. Individual companies in each group have similar attributes and common risk factors. We have developed specific exposure guidelines for 24 segments within these groups. Group Risk Management conducts ongoing reviews of the segment and exposure guidelines for each group.

        We assign each group a risk rating using our 21-category rating system. These ratings are based on the strength of each firm's parent institution. We assign each group a credit rating based on each firm's net worth, the quality of its assets, the consistency and level of its profits, as well as the ratings of the major credit rating agencies. We may use additional criteria for certain types of financial institutions.

Personal credit

        Credit requests are evaluated using automated credit scoring systems or are directed to regional credit centres operating within clear authority limits. Once retail credits are funded, they are continually monitored within quantitative account management programs to identify changes in risk and to provide opportunities that increase risk-adjusted performance. The centralized approach to reviewing retail credits has resulted in well-balanced portfolios with predictable performance characteristics. We plan to increase our investment in automated decision technology and credit scoring techniques that improve our ability to control retail credit losses within predictable ranges.

Classified risk

        Classified risk refers to loans and other credit exposures that pose a higher credit risk than normal, based on our standards.

        A loan is classified as impaired when, in management's opinion, we can no longer be reasonably assured that we will be able to collect the full amount of the principal and interest when it is due.

        We establish specific allowances for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows.

        Allowances for our personal credit portfolios are based on delinquency and type of security.

        See Supplementary information page 40, table 12

        See Notes to consolidated financial statements page 48, note 1, (g) and (h)

        See Notes to consolidated financial statements page 52, note 3

Specific allowances

        Specific allowances for credit losses are established to reduce the book values of loans to estimated realizable amounts in the ordinary course of business. Specific allowances are reviewed quarterly for each classified borrower or on an aggregated facility basis. Specific allowances for the corporate and commercial portfolios are established by the borrower. For the retail portfolio, provisions are calculated using a formula, which takes into account recent loss experience.

General allowances

        General allowances for credit risk are established to recognize losses that management estimates to have occurred in the portfolio as at the balance sheet date relating to loans or credits not yet specifically identified as impaired. The level of general allowances reflects exposures across all portfolios and categories that give rise to credit risk and fluctuates in accordance with the nature and composition of our portfolio, shifts in the economic and credit cycles, our historic and expected loss experience, and other relevant factors. Changes in the level of general allowances may also result from a change in the level of specific allowances; however, this may not necessarily be on a dollar for dollar basis.

        General allowances are computed on a periodic basis using credit risk models developed by TD. The level of allowances is based on the probability of a borrower defaulting on a loan obligation, the loss in the event of default and the expected exposure at the time of default. For the corporate and commercial portfolios, allowances are computed at the borrower level. The probability of default is assigned based on the risk ratings of the borrower. The loss given default is based upon the security of the facility. Exposure at default is a function of current usage, borrower risk rating and the committed amount. For the retail portfolio, the general allowance is computed on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Model parameters are validated against historic experience and are updated at least on an annual basis. The general allowance methodology is reviewed by the Board of Directors annually.

        Our general allowance for loan losses was $1,141 million at October 31, 2002, unchanged from the prior year. We also had a general credit reserve for certain derivative financial instruments of $65 million such that general allowances totalled $1,206 million at October 31, 2002. This represented 1% of risk-weighted assets of which $1,056 million qualifies as Tier 2 capital, equal to .875% of risk-weighted assets under guidelines issued by the Office of the Superintendent of Financial Institutions Canada.

Sectoral allowances

        We have established sectoral allowances for credit losses for industry sectors and geographic regions that have experienced specific adverse events or changes in economic conditions. In these cases it was necessary to establish an additional allowance for loan loss for groups of loans as a whole, even though the individual loans comprising each group are still performing.

        Sectoral allowances are computed quarterly, on a portfolio basis, taking into account the expected loss of the portfolio of borrowers in the sector under review. The analysis includes a review of probabilities of default, loss given default and exposure at default. The results of the analysis are compared to the level of general allowances allocated to the portfolio using the general allowance methodology with any excess requirement included in the sectoral allowances. The sectoral methodology and model inputs are reviewed on a quarterly basis.

        When accounts, which were identified as part of a group of loans upon which a sectoral allowance has been established, become impaired, any sectoral allowances on these loans are transferred to specific allowances.

        Our sectoral allowance for credit losses at October 31, 2002 was $1,285 million, the majority of which can be attributed to loans in the communications and utilities sectors. These sectors have deteriorated as evidenced by a significant increase in the number of credit defaults as well as downgrades in publicly available debt ratings for companies in the sectors.

        See Notes to consolidated financial statements page 52, note 3

Provision for credit losses

        The provision for credit losses is the amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all probable credit-related losses in the loan portfolio. The net provision for the year is reduced by any recoveries from loans previously written-off.

        The deterioration in the North American economic environment in 2002 resulted in an increase in our provision for credit losses, from $620 million in 2001, excluding the $300 million special addition to the general allowance, to $2,925 million in 2002. This level of provision for credit losses represents 2.24% of net average loans and customer's liability under acceptances compared with .48% in the prior year. The increase includes $1,470 million in gross sectoral provisions for credit losses and was based on an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators.

        See Notes to consolidated financial statements page 52, note 3

        See Supplementary information page 41, table 14

Net impaired loans

        TD monitors the level of net impaired loans in its portfolio, which it defines as the gross amount of impaired loans less the total of all specific, general and sectoral allowances for credit losses. This measure of net portfolio impairment is reported by the major Canadian banks, and thus provides a basis for comparison across the industry. For the year ended October 31, 2002, the total of all the above allowances exceeded gross impaired loans, resulting in excess allowances of $975 million, compared to an excess of $53 million a year ago.

        See Supplementary information page 40, table 12

Market risk

        Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in:

•
interest rates

•
foreign exchange rates

•
equity and commodity prices

•
credit spreads.

        We are exposed to market risk when we enter into financial transactions through our four main trading activities:

•
Market-making. We make markets for a large number of securities and other traded products. We keep an inventory of these securities to buy and sell with investors. We profit from the spread between bid and ask prices. Profitability is driven by trading volume.

•
Sales. We provide a wide variety of financial products to meet the needs of our clients. We earn money on these products from price mark-ups or commissions. Profitability is driven by sales volume.

•
Arbitrage. We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to each other allows us to identify and benefit from pricing anomalies.

•
Positioning. We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets. This is the riskiest of our trading activities and we use it selectively.

Who manages market risk

        TD Securities has primary accountability for managing market risk while the Market Risk Group within Group Risk Management oversees market risk management. The Market Risk Group is not accountable for trading revenues. Its responsibilities include:

•
designing and implementing methods for measuring and reporting market risk.

•
approving new or additional trading limits.

•
maintaining the Market Risk Policy Manual, which contains all policies relating to market risk in the trading businesses.

•
monitoring exposure and approving any excesses compared with the approved limits.

•
approving all new trading products from a market risk perspective.

•
independent testing of all pricing models and trading systems.

•
approving all market rates and prices used in valuing TD's trading positions and estimating market risk.

•
stress testing the portfolio to determine the effect of large, unusual market movements.

•
implementing and maintaining the models used to calculate regulatory capital required for market risk.

        The Market Risk Group has established a Market Risk Committee that meets every two weeks for a peer review of the market risk profile of our trading businesses and to approve changes to risk policies. The committee is chaired by the Senior Vice President, Market Risk and includes members of senior management of TD Securities and Internal Audit. Significant market risk issues may be escalated to the Credit and Market Risk Committee, which is chaired by TD's CEO and includes senior management of TD Securities and the Vice Chair, Group Risk Management. The Risk Committee of the Board of Directors reviews market risk quarterly and approves all major market risk policies annually.

How we manage market risk

        Managing market risk is a key part of our business planning process. We begin new trading operations and expand existing ones only if:

•
the risk has been thoroughly assessed and is judged to be within our risk capacity and business expertise.

•
we have the infrastructure in place to monitor, control and manage the risk.

        We manage market risk primarily by enforcing trading limits and by "stress testing" our trading activities.

Trading limits

        Value at Risk (VaR) measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

        We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. When setting these limits, we consider market volatility, market liquidity, trader experience and business strategy.

        Our primary measure for setting trading limits is VaR. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required.

        We may also apply specialized limits, such as notional limits, credit spread limits, yield curve shift limits, loss exposure limits, stop loss limits and other limits, if it is appropriate to do so. These additional limits reduce the likelihood that trading losses will exceed VaR limits.

        At the end of every day, Group Risk Management reviews daily trading exposure reports and compares the risks with their limits. If a trading limit has been exceeded, the trading desk must immediately bring the position within the limit, unless Group Risk Management or a designated business head approves an exception. An escalation process has been established for approving exceptions to established limits.

        If, during the day, it appears that a trading limit will be exceeded, the trader must receive approval before carrying the position overnight.

Calculating VaR

        First we estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes. Then we calculate the VaR as the threshold level which potential portfolio losses are not expected to exceed more than one out of every 100 trading days.

        The graph below compares net revenues in our trading businesses to daily VaR usage. Our VaR on October 31, 2002 was $14.6 million, down $7.9 million from October 31, 2001. The average VaR for fiscal year 2002 was $17.7 million. Declines in the VaR during fiscal 2002 are due mainly to a better balance of risks in our credit derivative businesses, and to improvements to our VaR methodology and process. From May 1, 2002, net trading revenue excludes the impact of any individual transaction with deal origination revenue in excess of $10 million.

        The graph below shows the frequency distribution of our net trading revenue for fiscal 2002. Daily net trading revenues in 2002 were positive on 88% of the trading days in the year. Losses never exceeded our statistically predicted VaR for the total of our trading related businesses. Our worst daily loss was less than $12 million. The distribution of trading revenues reflects the broad diversification of trading activities in TD Securities and shows that the probability of major losses exceeding our reported VaR is low.

Stress testing

        We use stress testing to quantify the largest quarterly loss we are prepared to take in our trading activities and then limit market risk accordingly.

        Our trading business is subject to an overall global stress test limit and each global business has a stress test limit. Stress tests are produced and reviewed each week with the head of Group Risk Management. They are reviewed with the Market Risk Committee every two weeks and four times a year with the Risk Committee of the Board of Directors. Stress scenarios are designed to model extreme economic events, replicate worst case historical experiences or introduce large but plausible moves in key market risk factors.

        The following graph is a history of our weekly stress test results which shows the instantaneous impact of large market disturbances. We continued to reduce our credit spread risk in 2002 by buying credit protection in the form of synthetic collateralized debt obligations (CDOs) and credit default swaps. This improved management of credit risk has had a major positive impact on our risk profile.

Asset liability management

        Asset liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

        We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as our "asset and liability" positions.

Who is responsible for asset liability management

        The Treasury and Balance Sheet Management department within Group Finance measures and manages the market risks of our non-trading banking activities. The Risk Oversight Committee, which is chaired by the Vice Chair, Risk Management and includes senior executives, oversees and directs Treasury and Balance Sheet Management. The Risk Committee of the Board of Directors reviews and approves all market risk policies and procedures annually.

How we manage our asset and liability positions

        We measure all product risks when products are issued, using a fully hedged option-adjusted transfer pricing framework. This framework allows Treasury and Balance Sheet Management to measure and manage risk within a target risk profile. It also ensures that TD's business units engage in risk-taking activities only if they are productive.

Managing interest rate risk

        Interest rate risk is the impact changes in interest rates could have on our margins, earnings and economic value. Rising interest rates could, for example, increase our funding costs, which would reduce the net interest income earned on certain loans.

        The objective of interest rate risk management is to ensure stable and predictable earnings are realized over time. In this context, TD has adopted a "fully-hedged" approach to profitability management for its asset and liability positions. Key aspects of this approach are:

•
negating the impact of interest rate risk on net interest income and economic value.

•
measuring the contribution of each product on a risk-adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        We are exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payment or maturity dates. These are called "mismatched positions". An interest-sensitive asset or liability is repriced when interest rates change or when there is cash flow from final maturity, normal amortization or when customers exercise prepayment, conversion or redemption options.

        Our exposure depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans and deposits, and how actively customers exercise options like prepaying or redeeming a loan or deposit before its maturity date.

        Interest rate risk is measured using interest rate shock scenarios to estimate the impact of changes in interest rates on both TD's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in TD's annual net interest income for a 100 basis point unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the combined difference in the present value of TD's asset portfolio and the change in the present value of the TD's liability portfolio, including off-balance sheet instruments, for a 100 basis point unfavorable interest rate shock.

        We perform valuations of all asset and liability positions as well as all off-balance sheet exposures every week, and value certain option positions daily. Our objective is to preserve or immunize the present value of the margin booked at the time of inception for fixed rate assets and liabilities and to reduce the volatility of earned net interest income over time. Our approach is to value the assets and liabilities by discounting future cash flows at a yield curve indicative of the blended cost or credit of funds for each asset or liability portfolio. The resulting net present value embeds the present value of margins booked. We then hedge the resulting financial position to a target risk profile. We use derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk.

        Within the financial position, we measure and manage interest rate risk exposure from instruments with closed (non-optioned) fixed rate cash flows separately from product options. Instruments in the closed book exhibit the traditional, almost linear or symmetrical payoff profile to parallel changes in interest rates (i.e. asset values increase as rates fall and decrease as rates rise). The portfolio management objective within the closed book is to eliminate cash flow mismatches thereby preserving the present value of product margins.

        The graph below shows our interest rate risk exposure on October 31, 2002 on the closed (non-optioned) instruments within the financial position. If this portfolio had experienced an immediate and sustained 100 basis point decrease in rates on October 31, 2002, the economic value of shareholders' equity would have decreased by $6 million after-tax (2001—$9 million). This same shock would reduce net income after tax by $2 million over the next 12 months (2001—$6 million). Our EVaR in the closed book ranged from nil to $17 million during the year ended October 31, 2002.

        1    The interest rate risk exposure of non-maturity deposits and loans is measured based on assumed maturity profiles.

        Product options, which expose TD to a non-linear or asymmetrical payoff profile, represent a significant financial risk, whether they are free-standing, such as mortgage rate commitments or embedded in loans and deposits. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff of a purchased option. Dynamic hedging involves rebalancing the hedging instruments we hold for small changes in interest rates.

        The following graph shows our interest rate risk exposure on October 31, 2002 on all instruments within the financial position: the closed (non-optioned) instruments plus product options. The following graph assumes that the dynamic hedging portfolios held on October 31 are not rebalanced for the interest rate shock. An immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders' equity by $46 million after-tax (2001—$40 million) or .4% of common equity. Our EVaR for the total portfolio ranged from $28 million to $73 million during the year ended October 31, 2002. TD's policy sets overall limits on asset liability mismatched positions that EVaR does not exceed 3% of TD's common equity ($347 million) and EaR does not exceed 3% of TD's annualized net interest income ($159 million).

        1    The interest rate risk exposure of non-maturity deposits and loans is measured based on assumed maturity profiles.

  Managing foreign exchange risk

        Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

        We are exposed to foreign exchange risk:

•
when our foreign currency assets are greater or less than our liabilities in that currency. This creates a foreign currency open position.

•
from our investments in foreign operations.

        Our objective is to minimize the impact of an adverse foreign exchange rate change on reported net income and equity, and to minimize the impact of an adverse foreign exchange rate change on TD's capital ratios. Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in the capital ratios due to the amount of risk-weighted assets that are denominated in a foreign currency. In the event that the Canadian dollar weakens, the Canadian dollar equivalent of TD's risk-weighted assets in a foreign currency increases thereby increasing TD's capital requirement. As a result, the foreign exchange risk arising from TD's net investment in foreign operations are hedged up to the point where the capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as TD's capital ratio increases.

        TD's policy related to open currency exposure is to limit exposure to no more than $200 million in aggregate. Our policy related to foreign exchange capital exposure is to minimize an adverse foreign exchange rate change on reported equity subject to the constraint that TD's capital ratios can change by no more than 10 basis points for a 5% change in foreign exchange rates. If target capital ratios are exceeded, TD's policy is to allow for a 25 basis point change in capital ratios for a 5% change in foreign exchange rates.

Liquidity risk

        Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

        During 2002, we implemented a revised global liquidity risk management framework to create a more integrated and effective liquidity management process that provides for enhanced reporting, a revised liquidity coverage structure, a more dynamic process and delegates management of liquidity risk by major business segment.

        It is TD's policy to ensure that there is adequate liquidity coverage across all business units to sustain our ongoing operations in the event of a funding disruption with limited reliance on the forced sale of assets. We also ensure that there is sufficient liquidity available to fund asset growth and strategic opportunities.

Who manages liquidity risk

        The Risk Oversight Committee oversees the liquidity risk management program and ensures that there is an effective management structure in place to properly measure and manage liquidity risk. The Global Liquidity Forum, comprised of senior management from Group Finance, Group Risk Management and TD Securities, is responsible for identifying and monitoring our liquidity risks and recommending action as necessary to maintain our liquidity position within limits in both normal and stress conditions.

        While TD operates under one global liquidity risk policy, measurement and management of our liquidity risks are separated into the major operating areas best positioned to manage the risks. The Treasury and Balance Sheet Management department within Group Finance is responsible for consolidating and reporting TD's global liquidity risk position and for managing the TD Canada Trust liquidity position. TD Securities is responsible for managing the liquidity risks inherent in the wholesale and corporate banking portfolios and TD Waterhouse is responsible for managing its liquidity position. Each area must adhere to the Global Liquidity Risk Management policy that is reviewed and approved by the Risk Committee of the Board of Directors on an annual basis.

How we manage liquidity risk

        TD's overall liquidity requirement is measured as the amount of liquidity required to fund expected cash outflows as well as a prudent liquidity reserve to fund potential cash outflows if there was a disruption in the capital markets or other event that could affect our access to liquidity. TD does not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets. Liquidity requirements are measured under different stress scenarios with a base case scenario defining the minimum amount of liquidity that must be held at all times. This scenario provides coverage for 100% of our unsecured wholesale debt coming due as well as other potential deposit run-off and contingent liabilities for a minimum period of thirty days. Other scenarios may require greater coverage. We also use cash collateral reporting to monitor our ability to fund our operations on a fully collateralized basis, in the event that we are unable to replace our short-term unsecured debt beyond this timeframe for a period up to one year.

        Liquidity requirements are met by holding sufficient assets that can be readily converted into cash and managing our cash flows. Assets that qualify for liquidity purposes must be currently marketable, of sufficient credit quality and be accessible for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and current market depth. Assets that are encumbered or needed for collateral purposes are not included for liquidity purposes.

        We manage liquidity on a global basis, ensuring the prudent management of liquidity risk in all of our operations. On October 31, 2002, our consolidated surplus liquid asset position at thirty days was $5.5 billion in Canadian dollars, compared with a position of $.5 billion Canadian on October 31, 2001. The surplus liquid asset position is total liquid assets less TD's unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in thirty days.

        If there was a liquidity crisis, we have contingency plans to make sure we meet all of our obligations as they come due.

  Funding

        TD has a large base of stable retail and commercial deposits with personal deposits making up over 53% of the total. In addition, TD has an active wholesale funding program which incorporates the asset securitization infrastructure necessary to ensure we have access to widely diversified funding sources. TD's wholesale funding is also diversified geographically and by distribution networks. There are also depositor concentration limits in place to ensure that we do not overly rely on one or a small group of customers as a source of funding.

        In fiscal 2002, TD securitized and sold $3.5 billion of mortgages and issued $1.5 billion of other medium and long term funding. All funding amounts are represented in Canadian dollars.

Operational risk

        Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external sources.

        Operational risk is inherent in all business activities. Operational risk encompasses a broad range of risks, which includes transaction processing errors, fiduciary breaches, technology failures, business disruption, fraud and damage to physical assets originating from internal or outsourced business activities. Its impact can result in financial and reputational loss, regulatory penalties and censure.

        While operational risk cannot be fully eliminated, proactive management of operational risk exposures to acceptable levels is a key objective of TD. Managing operational risk is essential to protecting, enhancing and creating shareholder value, operating efficiency and providing a safe working environment for staff and customers.

Who manages operational risk

        Group Risk Management is responsible for establishing and coordinating the implementation of a global operational risk management framework, which consists of the policies and processes for the identification, assessment, mitigation and control of operational risk. Through the framework, corporate policies and standards are defined and reporting requirements are established. In addition, Group Risk Management coordinates strategic operational risk management activities throughout the organization.

        Group Risk Management chairs the Operational Risk Management Committee and provides reporting to senior management, the Risk Oversight Committee and the Risk Committee of the Board of

Directors on the level of operational risk within TD and the effectiveness of enterprise risk management practices.

        Primary responsibility for the day-to-day management of operational risk lies with business unit management, with the support of specialist groups such as Information Technology, Finance and Human Resources. Business unit management is responsible for ensuring that the business complies with the operational risk management framework through the establishment and maintenance of appropriate policies, procedures, internal controls and business continuity plans. Each business unit operates a Risk Management Committee, comprised of the senior executives in the unit.

        Internal Audit provides assurance to business unit management, senior management, and the Audit Committee of the Board of Directors on the extent to which business units adhere to the operational risk management framework, the quality and effectiveness of the system of internal controls and identifies any significant control weaknesses in the Bank.

How we manage operational risk

        Group Risk Management works closely with the risk management functions in the business units to facilitate the implementation of the operational risk management framework and the implementation of leading industry practices. Group Risk Management is responsible for:

•
continually identifying, measuring and reporting on the operational risk exposures of our businesses

•
allocating economic capital based on assessments of operational risk

•
overseeing the execution of key enterprise-wide risk management practices including an extensive system of internal controls, trained and competent people, segregating incompatible functions and clearly defined operating practices

•
assessing, on a continuous basis, TD's insurable risk exposures, developing and implementing appropriate risk management solutions. These include managing a broad portfolio of insurance coverage combined with other risk transfer vehicles that protect TD from the adverse impact of internal and external events in the course of doing business

•
managing a comprehensive Business Recovery Planning program, which includes standard policies and management oversight to minimize risk, duration and cost arising from unexpected disruptions affecting our operations.

        Each of TD's business units has defined an independent risk management function that:

•
oversees the implementation of enterprise-wide risk management practices within their business unit

•
identifies, measures and reports on the operational risk exposures of their business

•
works with business unit management to identify, develop and implement risk management practices specific to their business, including comprehensive business recovery plans.

        Our focus in 2003 will be on the implementation of an enterprise-wide operational risk self-assessment process and tools, and the development of additional risk quantification methodologies.

Managing capital

Capital structure and ratios at year end

	2002	2001	2000
	(millions of dollars)
Tier 1 capital
Retained earnings	$8,710	$9,653	$9,039
Common shares	2,846	2,259	2,060
Qualifying preferred shares	1,485	1,492	1,251
Non-controlling interest in subsidiaries	962	1,272	1,471
Less: goodwill and intangibles in excess of 5% limit	(4,213)	(4,041)	(4,458)

Total Tier 1 capital	9,790	10,635	9,363

Tier 2 capital
Subordinated notes and debentures	4,343	4,892	4,883
Qualifying preferred shares and non-controlling interest in subsidiaries	157	—	185
General allowance for credit losses included in capital	1,056	1,112	862
Less: amortization of subordinated notes and debentures	(357)	(545)	(488)

Total Tier 2 capital	5,199	5,459	5,442

Investment in unconsolidated subsidiaries/substantial investments	870	697	461
First loss protection	159	288	301

Total regulatory capital	$13,960	$15,109	$14,043

Capital ratios
To risk-weighted assets
Tier 1 capital	8.1%	8.4%	7.2%
Total regulatory capital	11.6	11.9	10.8

Assets to capital multiple[1]	18.9	18.3	18.4

1
Total assets plus off-balance sheet credit instruments such as letters of credit and guarantees less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

Our goals

        We want to provide enough capital to maintain the confidence of investors and depositors, while providing our common shareholders with a satisfactory return.

Our goals are to:

  •
  be an appropriately capitalized institution, as defined by regulatory authorities and compared to our peers

  •
  maintain strong ratings and to protect us against unexpected events

  •
  make sure that we have enough capital and the right type of capital on hand or readily available at a reasonable cost to help us expand

  •
  achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements

  •
  provide a satisfactory return to our common shareholders.

Where capital comes from

        Most of our capital comes from common shareholders. Other sources of capital come from our preferred shareholders and holders of our subordinated debt.

Who manages our capital

        Group Finance manages capital for TD. They're responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital management.

How we managed our capital

Tier 1 capital

        Retained earnings declined by $943 million during the year. However, we raised $587 million of common stock, principally from a $400 million new issue of common stock and from common stock issued under the dividend reinvestment plan of $174 million. In addition, we issued $350 million of TD Capital Trust Securities (TDCaTS II) during the year. Further increases in retained earnings and common equity are required for the TD CaTS II issue to fully qualify as Tier 1 capital.

        Minority interest decreased as a result of acquiring the 11% minority interest in TD Waterhouse Group, Inc.

        In fiscal 2002, goodwill and net intangibles (above 5% of gross Tier 1 capital), which are deducted from capital for regulatory purposes, increased by $172 million as acquisitions during the year more than offset the amortization of intangibles.

Tier 2 capital

        Actions taken to manage our capital during the year included redeeming US$500 million and $25 million of debentures and issuing $550 million of replacement subordinated medium term notes. See Notes 8 to 10 to the Bank's consolidated financial statements for more details.

Dividends

        The Bank's dividend policy is approved by the Board of Directors. The Bank's ability to pay dividends is subject to the Bank Act and the regulations of the Superintendent of Financial Institutions Canada. Note 10 of the Bank's consolidated financial statements provides further details.

Ratings

        On December 5, 2002, Standard & Poor's (S&P) announced that it had downgraded the senior debt rating of the Bank from AA- to A+. S&P cited concerns about weaker profitability and capital levels combined with deteriorating credit quality. Prospectively certain funding and capital costs and revenues will likely be affected. The annual impact on earnings is estimated to be between three and five cents per share.

Capital ratios

        Our Tier 1 and total capital ratios were 8.1% and 11.6%, respectively, on October 31, 2002 compared with 8.4% and 11.9% on October 31, 2001. The principal factors for the year-over-year decline were the lower earnings in 2002 combined with increases in goodwill.

        The Office of the Superintendent of Financial Institutions Canada (OSFI) measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, risk-weighted assets and off-balance sheet exposures. This approach is based on the Bank for International Settlements' (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

About capital ratios

        Capital ratios are measures of financial strength and flexibility.

        OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the total capital ratio. OSFI sets target levels for Canadian banks:

•
The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets. OSFI has established a target Tier 1 capital requirement of 7%.

•
The total capital ratio is defined as total regulatory capital divided by risk-weighted assets. OSFI has established a target total capital requirement of 10%.

Risk-weighted assets

        Our total balance sheet assets decreased by $10 billion or 3% in 2002. Total risk-weighted assets decreased as a result of our ongoing management of risk-weighted assets across all of our businesses.

        We review balance sheet and off-balance sheet exposures when assessing risk.

        See Managing risk page 25 and Off-balance sheet arrangements page 11

Interest coverage on subordinated notes and debentures

        The Bank is required to disclose certain information to its noteholders. The Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $286 million for the year ended October 31, 2002. The Bank reported a net loss, before interest on subordinated debt and income tax, of $234 million for the year ended October 31, 2002, and accordingly did not provide interest coverage on its subordinated notes and debentures. On an operating cash basis, the Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $286 million and the Bank's operating cash basis net income before interest on subordinated debt and income tax was $724 million which was 2.5 times our interest requirement for this period. Operating cash basis measurements are defined in the "How the Bank reports" section on page 7 of this annual report.

Revised capital accord

        Last year, the Basel Committee on Banking Supervision published for consultation the New Basel Capital Accord to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new Accord are intended to be suitable for application to banks of varying levels of complexity and sophistication. The proposed Accord will allow banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risk. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk.

        By providing a flexible approach to measurement methodology, each bank will be able, subject to review by regulators, to adopt approaches which best fit its level of sophistication and risk profile. The objective of the framework is to provide rewards for more rigorous and accurate risk management by reducing regulatory capital required under weaker or less sophisticated approaches. While the overall objective of the new Accord is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the approach used by a particular institution and its own risk profile. The impact on the Bank remains unclear since the Accord continues to be revised. A quantitative impact study has been performed and is currently being reviewed. OSFI expects that the major Canadian banks will adopt the most sophisticated methods.

        The global financial services industry uniformly commented that it is not clear that the stated objective of the Accord, which is to reward banks for more accurate risk measurement by assessing a lower capital requirement, would in fact be achieved with the capital factors which were proposed. There have been numerous positive revisions to the Accord to reflect these comments. The scope of the revisions has resulted in the delay of implementation of the new Capital Accord by one year to the beginning of fiscal 2006. The Bank is actively participating in the consultative process and quantitative impact studies. The Bank is making plans to implement the systems and procedural changes required to meet the requirements of the New Basel Capital Accord in fiscal 2006.

Risk-weighted assets at year end

	2002		2001		2000
	Balance	Risk- weighted balance	Balance	Risk- weighted balance	Balance	Risk- weighted balance
	(millions of dollars)
Balance sheet assets
Cash resources	$6,538	$1,108	$5,945	$991	$4,187	$657
Securities purchased under resale agreements	13,060	282	20,205	324	13,974	238
Securities	82,197	6,247	97,194	6,946	85,387	8,286
Loans	122,627	63,965	119,673	66,514	120,721	72,351
Customers' liability under acceptances	7,719	7,066	9,122	8,246	9,812	9,008
Other assets	45,899	6,288	35,699	6,342	30,737	7,704

Total balance sheet assets	$278,040	$84,956	$287,838	$89,363	$264,818	$98,244

Off-balance sheet assets
Credit instruments		14,559		18,350		16,130
Derivative financial instruments		6,259		6,373		4,661

Total off-balance sheet assets		20,818		24,723		20,791

Total risk-weighted asset
equivalent — credit risk		105,774		114,086		119,035
— market risk		14,859		13,032		11,125

Total risk-weighted assets		$120,633		$127,118		$130,160

Supplementary information

TABLE 1	Page 35	Operating cash basis measurements
TABLE 2	Page 35	Analysis of change in net interest income (TEB)
TABLE 3	Page 35	Net interest rate margin (TEB)
TABLE 4	Page 36	Average earning balances and interest rates (TEB)
TABLE 5	Page 36	Other income
TABLE 6	Page 37	Trading related income (TEB)
TABLE 7	Page 37	Non-interest expenses and efficiency ratio
TABLE 8	Page 38	Taxes
TABLE 9	Page 38	Loans to small and mid-sized business customers
TABLE 10	Page 38	Fees paid to the shareholders' auditors
TABLE 11	Page 39	Loans and customers' liability under acceptances, net of allowance for credit losses
TABLE 12	Page 40	Impaired loans less allowance for credit losses
TABLE 13	Page 40	Impact on net interest income due to impaired loans
TABLE 14	Page 41	Provision for credit losses
TABLE 15	Page 42	Current replacement cost of derivatives
TABLE 16	Page 42	Assets under administration and assets under management
TABLE 17	Page 42	Off-balance sheet lending-related commitments by remaining maturity

TABLE 1    Operating cash basis measurements1

	2002	2001	2000
Earnings (loss) per common share—operating cash basis — diluted	$.68	$3.27	$3.12
Adjustments for non-cash/special items:
Amortization of intangible assets, net of income taxes	(.98)	(.69)	(.93)
Amortization of goodwill, net of income taxes	—	(.30)	(.21)
Special increase in general provision, net of income taxes	—	(.33)	—
Gain on sale of mutual fund record keeping and custody business, net of income taxes	.05	—	—
Gains on sale of investment real estate, net of income taxes	—	.43	—
Restructuring costs, net of income taxes	—	(.21)	(.45)
Income tax expense from income tax rate changes	—	(.12)	—

Earnings (loss) per common share — reported basis—diluted	$(.25)	$2.05	$1.53

Return on common shareholders' equity
Operating cash basis net income applicable to common shares	$442	$2,075	$1,962
Average common shareholders' equity	12,144	11,505	10,894
Operating cash basis return on common shareholders' equity	3.6%	18.0%	18.0%
1
Operating cash basis measurements are defined in the "How the Bank reports" section on page 7 of this annual report.

TABLE 2    Analysis of change in net interest income (TEB)

	2002 vs. 2001			2001 vs. 2000
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(millions of dollars)
Total earning assets	$664	$(3,407)	$(2,743)	$908	$(66)	$842
Total interest-bearing liabilities	(467)	4,096	3,629	(710)	700	(10)

Net interest income	$197	$689	$886	$198	$634	$832

TABLE 3    Net interest rate margin (TEB)

	2002			2001			2000
	Average earning assets	Net interest income	Margin	Average earning assets	Net interest income	Margin	Average earning assets	Net interest income	Margin
	(millions of dollars)
Canada	$150,738	$3,985	2.64%	$147,525	$3,628	2.46%	$133,116	$3,137	2.36%
United States	53,784	553	1.03	55,798	509.91		53,371	458.86
Other international	60,288	984	1.63	50,128	499	1.00	47,534	209.44

Total Bank	$264,810	$5,522	2.09%	$253,451	$4,636	1.83%	$234,021	$3,804	1.63%

TABLE 4    Average earning balances and interest rates (TEB)

	2002			2001			2000
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(millions of dollars)
Earning assets

Deposits with banks	$14,358	$277	1.9%	$7,810	$391	5.0%	$8,253	$474	5.7%

Securities purchased under resale agreements	31,758	850	2.7	26,511	1,462	5.5	23,561	1,350	5.7

Securities
Investment	28,663	1,290	4.5	28,696	1,535	5.3	27,210	1,512	5.6
Trading	67,633	2,610	3.9	70,375	2,636	3.7	60,607	1,932	3.2

Total securities	96,296	3,900	4.1	99,071	4,171	4.2	87,817	3,444	3.9

Loans
Mortgages	53,035	3,101	5.8	48,462	3,172	6.5	42,750	2,796	6.5
Consumer instalment and other personal	34,156	2,090	6.1	32,071	2,612	8.1	32,026	2,762	8.6
Business and government	35,207	1,755	5.0	39,526	2,908	7.4	39,614	3,048	7.7

Total loans	122,398	6,946	5.7	120,059	8,692	7.2	114,390	8,606	7.5

Total earning assets	$264,810	$11,973	4.5%	$253,451	$14,716	5.8%	$234,021	$13,874	5.9%

Interest-bearing liabilities

Deposits
Personal	$98,163	$2,300	2.3%	$93,733	$3,385	3.6%	$81,174	$3,514	4.3%
Banks	33,071	865	2.6	31,210	1,667	5.3	35,562	1,960	5.5
Business and government	81,131	1,721	2.1	76,093	3,232	4.2	72,684	3,320	4.6

Total deposits	212,365	4,886	2.3	201,036	8,284	4.1	189,420	8,794	4.6
Subordinated notes and debentures	4,250	214	5.0	4,943	297	6.0	3,860	251	6.5
Obligations related to securities sold short and under repurchase agreements	44,931	1,351	3.0	43,567	1,488	3.4	35,950	985	2.7
Other interest-bearing liabilities	—	—	—	156	11	7.1	521	40	7.7

Total interest-bearing liabilities	$261,546	$6,451	2.5%	$249,702	$10,080	4.0%	$229,751	$10,070	4.4%

Total net interest income (TEB)		$5,522			$4,636			$3,804

TABLE 5    Other income

	2002	2001	2000	1999	1998
	(millions of dollars)
TD Waterhouse fees and commissions	$922	$1,002	$1,521	$979	$634
Full service brokerage and other securities services	641	701	667	484	379
Mutual fund management	522	502	452	258	204
Credit fees	415	425	545	463	403
Net investment securities gains[1]	26	216	382	362	386
Trading income	529	1,318	1,225	679	298
Service charges	596	561	441	289	283
Loan securitizations	218	272	236	94	33
Card services	249	249	233	190	180
Insurance	375	326	198	65	56
Trust fees	76	86	75	23	21
Gains on sale of investment real estate	—	350	—	—	—
Gain on sale of mutual fund record keeping and custody business	40	—	—	—	—
Foreign exchange — non-trading	110	114	134	72	95
Other services	210	325	291	134	225

Total	$4,929	$6,447	$6,400	$4,092	$3,197

Percentage increase (decrease) over previous year	(23.5)%	.7%	56.4%	28.0%	20.6%

1
Excludes special Knight/Trimark gain in 1999.

TABLE 6    Trading related income (TEB)1

	2002	2001	2000
	(millions of dollars)
Net interest income	$824	$219	$(287)
Other income	529	1,318	1,225

Total trading related income (TEB)	$1,353	$1,537	$938

By business
Interest rate and credit portfolios	$746	$780	$383
Foreign exchange portfolios	217	247	200
Equity and other portfolios	390	510	355

Total trading related income (TEB)	$1,353	$1,537	$938

1
Trading related income includes both trading income reported in other income and net interest income derived from trading instruments.

TABLE 7    Non-interest expenses and efficiency ratio1

	2002	2001	2000	1999	1998
	(millions of dollars)
Salaries and employee benefits
Salaries	$2,273	$2,225	$2,032	$1,475	$1,362
Incentive compensation	875	1,150	1,048	785	630
Pension and other employee benefits	418	333	319	223	175

Salaries and employee benefits total	3,566	3,708	3,399	2,483	2,167

Occupancy
Rent	330	323	266	209	196
Depreciation	148	149	104	80	73
Other	127	120	128	84	75

Occupancy total	605	592	498	373	344

Equipment
Rent	170	159	118	88	78
Depreciation	164	169	156	121	108
Other	327	328	287	186	149

Equipment total	661	656	561	395	335

General
Marketing and business development	388	410	434	261	213
Brokerage related fees	224	229	260	221	162
Professional and advisory services	366	322	284	172	140
Communications	225	205	202	155	142
Capital and business taxes	107	106	82	86	73
Postage	96	115	110	82	65
Travel and relocation	68	67	65	46	45
Other — excluding non-cash goodwill/intangible amortization and restructuring costs	448	515	412	234	202

General total	1,922	1,969	1,849	1,257	1,042

Total expenses excluding non-cash goodwill/intangible amortization and restructuring costs	$6,754	$6,925	$6,307	$4,508	$3,888

Percentage increase (decrease)	(2.5)%	9.8%	39.9%	15.9%	16.9%

Efficiency ratio
Net interest income (TEB)	$5,522	$4,636	$3,804	$3,173	$3,140
Other income	4,929	6,447	6,400	4,092	3,197

Total revenue (TEB)	10,451	11,083	10,204	7,265	6,337
Deduct one-time gains	40	350	—	61	246

Adjusted revenue (TEB)	$10,411	$10,733	$10,204	$7,204	$6,091

Efficiency ratio — excluding non-cash goodwill/intangible amortization, restructuring costs and one-time gains[2]	64.9%	64.5%	61.8%	62.6%	63.8%
Efficiency ratio — reported basis	74.2%	78.1%	79.6%	50.1%	62.4%

1
Expenses used to compute the efficiency ratio exclude non-cash goodwill/intangible amortization, and restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000).

2
Excludes special gains on the sale of mutual fund record keeping and custody business in 2002, real estate gains in 2001, the gain on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999 and other one-time gains.

TABLE 8    Taxes

	2002	2001	2000	1999	1998
	(millions of dollars)
Income taxes
Consolidated statement of operations	$(406)	$(164)	$296	$1,090	$611
Taxable equivalent adjustment	222	245	199	192	199

	(184)	81	495	1,282	810
Other taxes
Payroll taxes	187	174	160	85	86
Capital taxes	97	98	76	77	71
GST and provincial sales taxes	162	149	92	82	93
Municipal and business taxes	93	91	93	71	60

Total other taxes	539	512	421	315	310

Total taxes	$355	$593	$916	$1,597	$1,120

Effective income tax rate—operating cash basis[1]	23.5%	30.8%	38.7%	40.7%	42.0%
Effective total tax rate—operating cash basis[1]	55.9%	40.4%	45.4%	46.1%	50.0%

1
Excludes the gain on the sale of the mutual fund record keeping and custody business in 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000), the effect of real estate gains and general allowance increases in 2001, goodwill and intangibles gross-up and benefits as well as the special gain on the sale of TD Waterhouse Group, Inc. in 1999.

The effective income tax rate on the reported basis is set out in Note 12 of the Bank's consolidated financial statements.

TABLE 9    Loans to small and mid-sized business customers

	Loans authorized			Amount outstanding
Loan amount
	2002	2001	2000	2002	2001	2000
	(millions of dollars)
(thousands of dollars)
0 – 24	$1,081	$1,107	$1,029	$555	$590	$486
25 – 49	738	725	720	431	435	431
50 – 99	1,280	1,263	1,200	735	748	718
100 – 249	2,660	2,690	2,507	1,623	1,676	1,545
250 – 499	2,440	2,409	2,275	1,414	1,416	1,332
500 – 999	2,571	2,552	2,443	1,342	1,371	1,272
1,000 – 4,999	6,898	7,266	7,360	3,167	3,336	3,360

Tota1[1]	$17,668	$18,012	$17,534	$9,267	$9,572	$9,144

1
Personal loans used for business purposes are not included in these totals.

TABLE 10    Fees paid to the shareholders' auditors

	2002	2001
	(thousands of dollars)
Audit fees	$6,629	$6,116
Audit-related fees[1]	942	228
Tax advisory fees	3,205	2,108
Other fees[2]	971	5,522

Total	$11,747	$13,974

1
Audit-related fees for 2002 primarily relate to fees paid for legislative and regulatory compliance matters and audits related to acquisitions made by the Bank.

2
Other fees for 2002 primarily include fees paid for general consulting. For 2001, other fees include fees paid for financial information systems consulting, acquisition consulting and other general consulting.

Following the adoption of the U.S. Sarbanes-Oxley Act, the Audit and Risk Management Committee (now the Audit Committee) has revised its policy regarding fees paid to the shareholders' auditors. Prior to the engagement of the Bank's shareholders' auditors, the Audit Committee pre-approves the provision of services. In making their determination regarding non-audit services, the Audit Committee considers the provision of non-audit services in the context of avoiding impact, real or perceived, on auditor independence.

TABLE 11    Loans and customers' liability under acceptances, net of allowance for credit losses

	Canada[1]		United States[1]				Total
					Other internationa1[1]
By sector
	2002	2001	2002	2001	2002	2001	2002	2001	2000
	(millions of dollars)
Residential mortgages	$52,784	$50,804	$—	$—	$—	$3	$52,784	$50,807	$44,400
Consumer instalment and other personal	32,798	26,777	3,516	4,329	18	20	36,332	31,126	34,876

Total residential and personal	85,582	77,581	3,516	4,329	18	23	89,116	81,933	79,276

Real estate development
Commercial and industrial	1,846	1,943	—	117	—	—	1,846	2,060	2,039
Residential	1,171	1,333	57	71	—	—	1,228	1,404	1,677
Retail	378	445	—	—	40	30	418	475	939
Real estate services	293	265	16	15	—	—	309	280	306

Total real estate	3,688	3,986	73	203	40	30	3,801	4,219	4,961
Agriculture	2,365	2,309	—	—	—	—	2,365	2,309	2,326
Apparel and textile	351	398	10	17	39	36	400	451	412
Automotive	1,175	1,378	118	164	15	16	1,308	1,558	1,798
Cable	383	562	860	847	411	549	1,654	1,958	2,230
Chemical	555	582	317	458	121	85	993	1,125	1,614
Construction	681	667	11	107	93	70	785	844	1,018
Financial	2,283	2,180	567	780	946	1,152	3,796	4,112	4,578
Food, beverage and tobacco	1,302	1,744	167	192	162	195	1,631	2,131	1,902
Forestry	744	909	633	619	93	192	1,470	1,720	1,735
Government	471	311	25	37	—	—	496	348	1,728
Health and social services	1,060	1,037	116	150	—	—	1,176	1,187	1,352
Media and entertainment	1,520	1,699	624	1,360	688	658	2,832	3,717	4,855
Metals and mining	861	963	161	267	61	114	1,083	1,344	1,430
Oil and gas	1,668	2,240	879	1,022	361	79	2,908	3,341	4,050
Retail	1,041	909	160	410	—	8	1,201	1,327	1,047
Sundry manufacturing	1,019	1,341	150	251	44	55	1,213	1,647	2,052
Telecommunications	395	285	1,201	2,983	898	983	2,494	4,251	3,240
Transportation	933	1,133	90	85	141	89	1,164	1,307	1,173
Utilities	704	794	3,370	2,618	1,091	1,450	5,165	4,862	4,380
All other loans	2,638	2,536	423	306	234	262	3,295	3,104	3,376

Total business and government	25,837	27,963	9,955	12,876	5,438	6,023	41,230	46,862	51,257

Total	$111,419	$105,544	$13,471	$17,205	$5,456	$6,046	$130,346	$128,795	$130,533

Percentage change	5.6%	5.4%	(21.7)%	(23.4)%	(9.8)%	(23.6)%	1.2%	(1.3)%	35.2%

1
Based on geographic location of unit responsible for recording revenue.

By location of ultimate risk	2002	2001	2000	2002 % mix	2001 % mix	2000 % mix
Canada
Atlantic	$3,342	$3,352	$3,108	2.6	2.6	2.4
Québec	6,663	5,769	5,332	5.1	4.5	4.1
Ontario	70,219	66,475	62,583	53.9	51.6	48.0
Prairies	16,286	16,156	15,188	12.5	12.5	11.6
British Columbia	15,310	14,296	13,865	11.7	11.1	10.6

Total Canada	111,820	106,048	100,076	85.8	82.3	76.7

United States	11,714	15,768	21,608	9.0	12.3	16.6

Other international
United Kingdom	1,118	1,549	1,906.8		1.2	1.5
Europe — other	1,838	1,224	1,629	1.4	.9	1.2
Australia and New Zealand	1,328	1,356	1,695	1.0	1.1	1.3
Japan	138	15	1,236.1		—	.9
Asia — other	1,254	1,755	1,337	1.0	1.4	1.0
Latin America and Caribbean	1,123	1,068	1,034.9		.8	.8
Middle East and Africa	13	12	12	—	—	—

Total other international	6,812	6,979	8,849	5.2	5.4	6.7

Total	$130,346	$128,795	$130,533	100.0	100.0	100.0

Percentage change over previous year
Canada	5.4%	6.0%	42.6%
United States	(25.7)	(27.0)	16.9
Other international	(2.4)	(21.1)	12.8

Total	1.2%	(1.3)%	35.2%

TABLE 12    Impaired loans less allowance for credit losses

	Canada[1]		United States[1]				Total
					Other international[1]
By sector
	2002	2001	2002	2001	2002	2001	2002	2001	2000
	(millions of dollars)
Residential mortgages	$47	$82	$—	$—	$—	$—	$47	$82	$69
Consumer instalment and other personal	67	94	—	—	—	—	67	94	47

Total residential and personal	114	176	—	—	—	—	114	176	116

Real estate development
Commercial and industrial	9	5	—	—	—	—	9	5	16
Residential	4	6	—	—	—	—	4	6	2
Retail	—	—	—	—	—	—	—	—	—
Real estate services	—	2	—	—	—	—	—	2	2

Total real estate	13	13	—	—	—	—	13	13	20
Agriculture	63	22	—	—	—	—	63	22	21
Apparel and textile	(4)	(5)	—	—	—	—	(4)	(5)	4
Automotive	5	4	1	1	—	—	6	5	3
Cable	—	—	286	—	—	—	286	—	—
Chemical	2	2	—	—	—	—	2	2	—
Construction	12	8	(5)	33	1	1	8	42	1
Financial	1	1	28	—	—	—	29	1	—
Food, beverage and tobacco	(4)	9	—	—	—	—	(4)	9	6
Forestry	23	24	—	—	—	—	23	24	28
Health and social services	2	4	—	—	—	—	2	4	95
Media and entertainment	16	19	15	—	—	10	31	29	25
Metals and mining	3	3	36	—	—	—	39	3	—
Oil and gas	1	1	15	—	—	—	16	1	—
Retail	—	(2)	—	—	—	—	—	(2)	—
Sundry manufacturing	18	39	55	63	—	—	73	102	21
Telecommunications	11	—	175	276	36	4	222	280	46
Transportation	135	137	33	36	—	—	168	173	183
Utilities	23	25	290	147	36	35	349	207	104
All other loans	15	2	—	—	—	—	15	2	4

Total business and government	335	306	929	556	73	50	1,337	912	561

Total net impaired loans before general allowances and sectoral allowances	$449	$482	$929	$556	$73	$50	$1,451	$1,088	$677

Less: general allowances							1,141	1,141	836
Less: sectoral allowances							1,285	—	—

Total net impaired loans							$(975)	$(53)	$(159)

Net impaired loans as a % of common equity							(8.4)%	(.4)%	(1.4)%

By location[1]	2002	2001	2000	2002 % mix	2001 % mix	2000 % mix
Canada
Atlantic	$5	$8	$7.4		.7	1.0
Québec	18	25	40	1.2	2.3	5.9
Ontario	345	383	297	23.8	35.2	43.9
Prairies	60	31	17	4.1	2.9	2.5
British Columbia	21	35	23	1.5	3.2	3.4

Total Canada	449	482	384	31.0	44.3	56.7

United States	929	556	277	64.0	51.1	40.9

Other international	73	50	16	5.0	4.6	2.4

Total net impaired loans before general and sectoral allowances	$1,451	$1,088	$677	100.0	100.0	100.0

Less: general allowances	1,141	1,141	836
Less: sectoral allowances	1,285	—	—

Total net impaired loans	$(975)	$(53)	$(159)

Net impaired loans as a % of net loans[2]	(.7)%	—%	(.1)%

1
Based on geographic location of unit responsible for recording revenue.

2
Includes customers' liability under acceptances.

TABLE 13    Impact on net interest income due to impaired loans

	2002	2001	2000
	(millions of dollars)
Reduction in net interest income due to impaired loans	$115	$127	$103
Recoveries	(20)	(25)	(15)

Net reduction	$95	$102	$88

TABLE 14    Provision for credit losses

	Canada[1]		United States[1]		Other international[1]		Total
By sector
	2002	2001	2002	2001	2002	2001	2002	2001	2000
	(millions of dollars)
Residential mortgages	$6	$3	$—	$—	$—	$—	$6	$3	$9
Consumer instalment and other personal	326	248	2	2	—	—	328	250	164

Total residential and personal	332	251	2	2	—	—	334	253	173

Real estate development
Commercial and industrial	(1)	(3)	—	(1)	—	—	(1)	(4)	(10)
Residential	(2)	1	—	—	—	—	(2)	1	—
Retail	—	—	—	—	—	—	—	—	—
Real estate services	(1)	1	—	—	—	—	(1)	1	—

Total real estate	(4)	(1)	—	(1)	—	—	(4)	(2)	(10)
Agriculture	40	2	—	—	—	—	40	2	6
Apparel and textile	4	1	—	(3)	—	—	4	(2)	13
Automotive	3	2	—	8	—	—	3	10	1
Cable	—	—	99	—	26	—	125	—	—
Chemical	1	—	—	—	—	—	1	—	—
Construction	14	9	22	33	—	2	36	44	3
Financial	2	1	46	—	—	(2)	48	(1)	4
Food, beverage and tobacco	3	(1)	—	—	—	—	3	(1)	—
Forestry	39	(20)	—	—	—	—	39	(20)	9
Health and social services	2	2	(1)	14	—	—	1	16	102
Media and entertainment	43	19	16	—	—	4	59	23	17
Metals and mining	4	2	13	—	—	—	17	2	—
Oil and gas	1	(1)	15	—	—	—	16	(1)	(2)
Retail	2	5	—	—	(5)	—	(3)	5	—
Sundry manufacturing	15	21	9	18	—	—	24	39	7
Telecommunications	—	—	603	208	5	(4)	608	204	10
Transportation	5	11	—	3	—	—	5	14	77
Utilities	3	—	181	11	111	23	295	34	70
All other loans	8	1	1	—	—	—	9	1	—

Total business and government	185	53	1,004	291	137	23	1,326	367	307

Total before general provision and sectoral provision	$517	$304	$1,006	$293	$137	$23	$1,660	$620	$480

General provision							—	300	—
Sectoral provision (net of transfer to specifics)							1,265	—	—

Total							$2,925	$920	$480

By location[1]	2002	2001	2000	2002 % mix	2001 % mix	2000 % mix
Canada
Atlantic	$11	$14	$9.4		1.5	1.9
Québec	18	26	26.6		2.8	5.4
Ontario	348	187	200	11.9	20.3	41.7
Prairies	57	41	27	2.0	4.6	5.6
British Columbia	83	36	38	2.8	3.8	7.9

Total Canada	517	304	300	17.7	33.0	62.5

United States	1,006	293	157	34.4	31.9	32.7

Other international
United Kingdom	132	—	8	4.5	—	1.6
Australia	2	4	6.1		.4	1.3
Asia	3	19	9.1		2.1	1.9

Total other international	137	23	23	4.7	2.5	4.8
General provision	—	300	—	—	32.6	—

Sectoral provision (net of transfer to specifics)	1,265	—	—	43.2	—	—

Total	$2,925	$920	$480	100.0	100.0	100.0

Provision for credit losses as a % of net average loans[2]
Canada
Residential mortgages	.01%	.01%	.02%
Personal	1.09	.96	.77
Business and other	.71	.18	.46
Total Canada	.48	.29	.33
United States	6.37	1.57	.71
Other international	2.30	.31	.26
General provision	—	.23	—
Sectoral provision	.97	—	—

Total	2.24%	.71%	.39%

        1    Based on geographic location of unit responsible for recording revenue.

        2    Includes customers' liability under acceptances.

TABLE 15    Current replacement cost of derivatives

	Canada[1]		United States[1]		Other international[1]		Total
By sector
	2002	2001	2002	2001	2002	2001	2002	2001	2000
	(millions of dollars)
Financial	$12,155	$10,485	$909	$1,212	$10,317	$9,044	$23,381	$20,741	$13,082
Government	797	891	1	2	252	313	1,050	1,206	668
Other	863	1,271	437	798	1,074	806	2,374	2,875	1,912

Current replacement cost	$13,815	$12,647	$1,347	$2,012	$11,643	$10,163	$26,805	$24,822	$15,662

Less impact of master netting agreements and collateral							18,176	15,779	7,847

							$8,629	$9,043	$7,815

By location of ultimate risk (after impact of master netting agreements and collateral)	2002	2001	2002 % mix	2001 % mix
Canada	$2,035	$2,900	23.6	32.1

United States	2,037	2,200	23.6	24.3

Other international
United Kingdom	1,277	1,165	14.8	12.9
Europe—other	2,475	1,790	28.7	19.8
Australia and New Zealand	272	310	3.2	3.4
Japan	90	187	1.0	2.1
Asia—other	155	156	1.8	1.7
Latin America and Caribbean	123	115	1.4	1.3
Middle East and Africa	165	220	1.9	2.4

Total other international	4,557	3,943	52.8	43.6

Total current replacement cost	$8,629	$9,043	100.0	100.0

1
Based on geographic location of unit responsible for recording revenue.

TABLE 16    Assets under administration and assets under management

(millions of dollars)	2002	2001	2000
Assets under administration
TD Canada Trust
Retail custody and other	$15,235	$16,754	$16,875
Loans securitized	14,716	18,256	21,373

Total TD Canada Trust	29,951	35,010	38,248

TD Wealth Management
TD Waterhouse retail brokerage—Canada	52,029	47,602	52,739
—United States and other international	141,400	151,721	189,195

	193,429	199,323	241,934
TD Waterhouse investment advice and trust services	40,281	40,790	40,442

Total TD Wealth Management	233,710	240,113	282,376

Total assets under administration	$263,661	$275,123	$320,624

Assets under management
TD Wealth Management	$111,920	$119,467	$112,299

TABLE 17    Off-balance sheet lending-related commitments by remaining maturity

	2002
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	(millions of dollars)
Credit instruments:
Guarantees and standby letters of credit	$5,611	$2,279	$789	$88	$8,767
Documentary and commercial letters of credit	1,422	15	—	60	1,497
Commitments to extend credit	54,974	6,187	4,640	1,768	67,569

	$62,007	$8,481	$5,429	$1,916	$77,833

Contractual obligations relating to subordinated notes and debentures, and operating lease commitments as at October 31, 2002 are disclosed by remaining maturity in Note 8 and 16, respectively, of the Bank's consolidated financial statements on pages 56 and 69 of this annual report.

QuickLinks

EXHIBIT 2
How we performed
How the Bank reports
Net income
Net interest income (TEB)
Other income
Expenses
Efficiency ratio
Taxes
Balance sheet
Off-balance sheet arrangements
Critical accounting policies
Controls and procedures
How our businesses performed
TD Canada Trust
Overall business strategy
Challenges in 2002
2002 Highlights
Business outlook and focus for 2003
Review of financial performance for the year
Financial results of key product segments within TD Canada Trust
TD Securities
Overall business strategy
Challenges in 2002
2002 Highlights
Business outlook and focus for 2003
Review of financial performance for the year
Financial results of key product segments within TD Securities
TD Wealth Management
Overall business strategy
Challenges in 2002
2002 Highlights
Business outlook and focus for 2003
Review of financial performance for the year
Financial results of key product segments within TD Wealth Management
Other
The economic outlook
Managing risk
Risk Committee of the Board of Directors
Executive Management Committees
Credit risk
Who manages credit risk
How we manage credit risk
Market risk
Who manages market risk
How we manage market risk
Asset liability management
Who is responsible for asset liability management
How we manage our asset and liability positions
Liquidity risk
Who manages liquidity risk
How we manage liquidity risk
Operational risk
Who manages operational risk
How we manage operational risk
Managing capital
Capital structure and ratios at year end
Our goals
Our goals are to
Where capital comes from
Who manages our capital
How we managed our capital
Tier 1 capital
Tier 2 capital
Dividends
Ratings
Capital ratios
About capital ratios
Risk-weighted assets
Interest coverage on subordinated notes and debentures
Revised capital accord
Risk-weighted assets at year end
Supplementary information
TABLE 1 Operating cash basis measurements1
TABLE 2 Analysis of change in net interest income (TEB)
TABLE 3 Net interest rate margin (TEB)
TABLE 4 Average earning balances and interest rates (TEB)
TABLE 5 Other income
TABLE 6 Trading related income (TEB)1
TABLE 7 Non-interest expenses and efficiency ratio1
TABLE 8 Taxes
TABLE 9 Loans to small and mid-sized business customers
TABLE 10 Fees paid to the shareholders' auditors
TABLE 11 Loans and customers' liability under acceptances, net of allowance for credit losses
TABLE 12 Impaired loans less allowance for credit losses
TABLE 13 Impact on net interest income due to impaired loans
TABLE 14 Provision for credit losses
TABLE 15 Current replacement cost of derivatives
TABLE 16 Assets under administration and assets under management
TABLE 17 Off-balance sheet lending-related commitments by remaining maturity